Exhibit 99.3
MANAGEMENT’S DISCUSSION & ANALYSIS

INTRODUCTION
This discussion and analysis by management (“MD&A”) of West Fraser Timber Co. Ltd.’s (“West Fraser”, the “Company”, “we”, “us”, or “our”) financial performance for the year and three months ended December 31, 2021, should be read in conjunction with our annual audited consolidated financial statements and accompanying notes for the year ended December 31, 2021 (the “Annual Financial Statements”).
Unless otherwise indicated, the financial information contained in this MD&A is derived from our Annual Financial Statements, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). This MD&A uses various Non-GAAP and other specified financial measures, including “Adjusted EBITDA”, “Adjusted EBITDA by segment”, “available liquidity”, “total debt to capital ratio”, “net debt to capital ratio”, “expected capital expenditures”, and “expected potential synergies from Norbord acquisition”. An explanation with respect to the use of these Non-GAAP and other specified financial measures is set out in the section titled “Non-GAAP and Other Specified Financial Measures”.
This MD&A includes statements and information that constitute “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward-looking statements”). Please refer to the cautionary note entitled “Forward-Looking Statements” below for a discussion of these forward-looking statements and the risks that impact these forward-looking statements.
Dollar amounts are expressed in the United States (“U.S.”) currency unless otherwise indicated and reflect the change in our functional and reporting currency from the Canadian dollar to the U.S. dollar effective February 1, 2021. Select unaudited historical financial information in U.S. dollars is available on our website at www.westfraser.com. This historical financial information presents selected financial information derived from our historical financial statements, which had been presented in Canadian dollars for financial periods through to our year ended December 31, 2020.
This MD&A uses capitalized terms, abbreviations and acronyms that are defined under “Glossary of Key Terms”.
The information in this MD&A is as at February 15, 2022 unless otherwise indicated.

OUR BUSINESS AND STRATEGY

West Fraser is a diversified wood products company with facilities in Canada, the U.S., the U.K. and Europe, manufacturing, selling, marketing and distributing lumber, engineered wood products (OSB, LVL, MDF, plywood, particleboard), pulp, newsprint, wood chips and other residuals and renewable energy. As a result of the Norbord Acquisition, we are now a leading producer of OSB. In addition to OSB, Norbord manufactured particleboard, MDF and related value-added products. Our business is comprised of 34 lumber mills, 15 OSB facilities, six renewable energy facilities, five pulp and paper mills, three plywood facilities, three MDF facilities, two particleboard facilities, one LVL facility, one treated wood facility, and one veneer facility.
Our goal at West Fraser is to generate strong financial results through the business cycle, relying on our committed workforce, the quality of our assets and our well-established people and culture. This culture emphasizes cost control in all aspects of the business and operating in a responsible, sustainable, financially conservative and prudent manner.
The North American wood products industry is cyclical and periodically faces difficult market conditions and serious challenges. Our earnings are sensitive to changes in world economic conditions, primarily those in North America, Asia and Europe and particularly to the U.S. housing market for new construction and repair and renovation spending. Most of our revenues are from sales of commodities for which prices are sensitive to variations in supply and demand. As many of our costs are denominated in Canadian dollars, British pounds sterling and Euros, exchange rate fluctuations of the

Exhibit 99.3
Canadian dollar, British pound sterling and Euro against the United States dollar can and are anticipated to be a significant source of earnings volatility for us.
West Fraser strives to make sustainability a central principle upon which our people operate, and we believe the Company’s sustainable, renewable building materials that sequester carbon are a truly natural solution in the fight against climate change. There are numerous government initiatives and proposals globally to address climate-related issues. Within the jurisdictions of West Fraser’s operations, some of these initiatives would regulate, and do regulate, and/or tax the production of carbon dioxide and other greenhouse gases to facilitate the reduction of carbon emissions, providing incentives to produce and use cleaner energy.
We believe that maintaining a strong balance sheet and liquidity profile, along with our investment-grade debt rating, enables us to execute a balanced capital allocation strategy. Our goal is to reinvest in our operations across all market cycles to strategically enhance productivity, product mix, and capacity and to maintain a leading cost position. We believe that a strong balance sheet also provides the financial flexibility to capitalize on growth opportunities, including the pursuit of opportunistic acquisitions and larger-scale strategic growth initiatives, and is a key tool in managing our business over the long term including returning capital to shareholders.

ACQUISITIONS

Norbord Acquisition
On February 1, 2021, we acquired all of the outstanding shares of Norbord. According to the terms of the acquisition, Norbord shareholders received 0.675 of a West Fraser Common share for each Norbord Common share held (the “Exchange Ratio”). The result was the issuance of 54,484,188 Common shares of West Fraser at a price of US$63.90 per share (CAD$81.94 per share) for $3,482 million. The price per Common share was based on the West Fraser Common share’s closing price as listed on the TSX on January 29, 2021, and a CAD-USD exchange rate of 0.7798.
The Norbord Acquisition included five OSB mills in Canada, seven OSB mills in the U.S., one OSB mill, one MDF plant, and two particleboard plants in the U.K., one OSB mill in Belgium, and their related corporate offices.
We have incorporated the North American operations of Norbord into our Panels segment and renamed that segment North America Engineered Wood Products (“NA EWP”). This segment includes the results from North American operations for OSB, plywood, MDF, and LVL. In addition, we have identified a Europe EWP segment, which includes the results from the U.K. and Belgium operations for the OSB, MDF and particleboard plants. The EWP segments have been separated due to differences in the operating region, customer base, profit margins and sales volumes. The EWP segments incorporate the operations and results of the Norbord operations from February 1, 2021.
The acquisition of Norbord by West Fraser has been accounted for as an acquisition of a business in accordance with IFRS 3, Business Combinations, with West Fraser as the acquirer. We have applied purchase price accounting to the acquisition resulting in a significant increase from the historical cost base of Norbord and $1,339 million of goodwill.
Factors contributing to goodwill include the Norbord workforce and assets that are geographically complementary to our existing facilities and offer close access to large markets and timber baskets. The Norbord Acquisition also provides increased scale and geographic diversification of manufacturing and markets. This was a rare opportunity to acquire an OSB producer with meaningful capacity, high-quality employees and facilities, and a complementary strategy and culture. Note 3 to our Annual Financial Statements provides details on the purchase price allocation.
The purchase price allocation has been finalized as at December 31, 2021. Purchase price accounting impacted the two EWP segments’ annual results, as discussed in the relevant sections below.
Angelina Acquisition
On December 1, 2021, we acquired the Angelina Forest Products lumber mill located in Lufkin, Texas for $302 million, net of cash acquired of $8 million. This acquisition has been accounted for as an acquisition of a business in accordance with IFRS 3, Business Combinations. Note 3 to our Annual Financial Statements provides details on the preliminary purchase price allocation as at December 31, 2021, which attributed $78 million to goodwill.

Exhibit 99.3
Financial Results
The following tables represent the actual results of Norbord and Angelina Forest Products included in our statement of earnings and the proforma results of operations for the year ended December 31, 2021. The proforma results assume the Norbord Acquisition and Angelina Acquisition occurred on January 1, 2021, and include proforma purchase price accounting for the acquisitions.

Results Attributable to Acquired Businesses ($ millions)	Norbord Results for February 1 to December 31, 2021[1,3]	Angelina Results for December 1 to December 31, 2021[2,3]	Total
Sales	$4,175	$15	$4,190
Operating earnings	1,915	1	1,916
Earnings	1,427	1	1,428
1.Represents the results of the Norbord operations since the acquisition date that are included in our results.
2.Represents the results of the Angelina Forest Products operations since the acquisition date that are included in our results.
3.Operating earnings and earnings include purchase price accounting impacts of $93 million expense and $2 million expense for the one-time inventory adjustments in cost of products sold relating to the Norbord Acquisition and Angelina Acquisition, respectively.

Proforma 2021 Results ($ millions)	West Fraser Actual Results[2] 2021	Norbord Proforma Results[1] Jan-21	Angelina Proforma Results[1] Jan-21 to Nov-21	West Fraser Proforma Results[1,2] 2021
Sales	$10,518	$277	$163	$10,958
Operating earnings	3,945	115	61	4,121
Earnings	2,947	86	57	3,090
1.These unaudited proforma results have been provided as required per IFRS 3 - Business Combinations. West Fraser proforma YTD-21 presents West Fraser’s results as if the Norbord Acquisition and Angelina Acquisition were completed on January 1, 2021.
2.Operating earnings and earnings include purchase price accounting impacts of $93 million expense and $2 million expense for the one-time inventory adjustment in cost of products sold relating to the Norbord Acquisition and Angelina Acquisition, respectively.
South Carolina OSB Asset Acquisition
On December 6, 2021, we completed the asset purchase of an idled OSB mill near Allendale, South Carolina for $280 million including working capital. We anticipate investing an additional estimated $70 million in capital during 2022 to upgrade and optimize the facility in preparation for a restart, subject to market conditions and hiring the requisite employees.

CHANGE IN FUNCTIONAL AND REPORTING CURRENCY
On February 1, 2021, West Fraser determined that as a result of the Norbord Acquisition, the functional currency of our Canadian operations had changed from CAD to USD. Management considered various factors when making this decision, the most significant being an increase in the levels of sales made in U.S. dollars, a portion of operating expenses incurred in U.S. dollars, and increased levels of U.S. dollar financing.
Concurrent with the change in functional currency, we also changed our reporting currency from Canadian dollars to U.S. dollars. This change in reporting currency is to better reflect the Company’s business activities, following the increased presence in the U.S. as a result of the Norbord Acquisition and in connection with the listing of West Fraser’s Common shares on the NYSE on February 1, 2021.
A change in functional currency is applied prospectively and must be based on a change in economic facts, events and conditions. In contrast, a change in reporting currency requires retroactive restatement. Both changes have specific transition rules under the International Accounting Standard (“IAS”) 21, The Effects of Changes in Foreign Exchange Rates.
As at and for the year ended December 31, 2020, and for all prior periods, the functional and reporting currency of the Company was the CAD as described in our 2020 audited annual consolidated financial statements. The currency remeasurement of West Fraser results applied the IAS 21 transitional rules.

Exhibit 99.3
To prepare our December 31, 2020 and January 1, 2020 consolidated balance sheets, all assets and liabilities were translated into U.S. dollars at the closing exchange rate on December 31, 2020, and December 31, 2019, respectively. Equity items were retroactively restated at historical exchange rates to give effect to the change in reporting currency. The accounting policy used to translate the equity items prior to 2020, was to use the annual average exchange rate for each equity transaction that occurred in the year. For 2020, equity items were translated quarterly using the average exchange rate for each quarter.
To prepare our 2019 and 2020 consolidated statement of earnings, all revenues and expenses were translated into U.S. dollars at the average exchange rate for each quarter, with no adjustments to the measurement of or accounting for previously reported results. To prepare our 2020 consolidated statement of cash flow, all items were translated into U.S. dollars at the average exchange rate for each quarter, with no adjustments to the measurement of or accounting for previously reported results.

RECENT DEVELOPMENTS
Markets
In North America, changes in new home construction activity in the U.S. are a significant driver of lumber and OSB demand. In the fourth quarter, industry supply chains for many building products remained challenged. These supply constraints continued to make it difficult for home builders to convert housing starts to completions, impacting short-term demand for our lumber and panel products. According to the U.S. Census Bureau, the seasonally adjusted annualized rate of U.S. housing starts averaged 1.70 million units in December 2021, with permits issued averaging 1.87 million units. U.S. housing starts were 1.60 million units for the full year, up 16% from 1.38 million units in 2020. In comparison, U.S. housing completions were 1.34 million units in 2021, up just 4% from the prior year. We believe low mortgage rates, low availability of homes for sale and changes in home ownership trends stemming from the COVID-19 pandemic continue to provide a supportive backdrop for home construction activity.
Demand for our products used in repair and remodelling applications had begun to improve late in the third quarter after lumber and OSB prices retreated from record highs earlier in the year. That recovery continued through the fourth quarter.
Severe Weather and Flooding in B.C.
In the fourth quarter of 2021, B.C. was impacted by heavy rain and flooding caused by one of the most extreme natural weather disasters to hit the province in a generation. The multiple weather systems prompted a state of emergency in the province, with severe precipitation causing significant damage to transportation infrastructure, resulting in multiple highway closures, disruptions of rail links, and limited access to ports for overseas shipments. While West Fraser is utilizing alternative transportation routes and methods to the extent they are available to continue servicing customers, these weather events have had an adverse impact on shipments.
As a result of the road and rail closures caused by the severe weather, our Q4-21 western Canadian lumber and pulp shipment volumes declined by approximately 15 to 20% compared to the rates in the first nine months of the year. We reduced operating schedules at multiple western Canadian locations to manage inventory levels, raw material supplies and our integrated fibre supply chain.
At the current time, it is not possible to estimate when full transportation services will resume or when the backlogs resulting from the interruptions will be cleared.
Second Administrative Review (“AR2”) Duty Rates
On November 24, 2021, the USDOC, issued its final duty rates for the AR2 POI for January 1, 2019 to December 31, 2019. The details on the final rates and the impact on our earnings are under the section “Discussion & Analysis of Annual Results by Product Segment - Lumber Segment - Softwood Lumber Dispute”. The cash deposit rate for SPF lumber shipments from Canada to the U.S. on or after December 2, 2021 is a combined 11.12%, and on or after January 10, 2022 is a combined 11.14%. These are the cash deposit rates until the USDOC finalizes AR3 and AR4 for the POIs dated January 1, 2020 to December 31, 2020 and January 1, 2021 to December 31, 2021, respectively.

Exhibit 99.3
B.C. Old-Growth Deferrals
In November 2021, the government of British Columbia announced its intention to defer logging in 2.6 million hectares of what it described as “old growth” forests. The deferrals were based on recommendations provided by a Technical Advisor Panel that the B.C. government had appointed. B.C. Indigenous Nations were given 30 days to respond to the deferrals, during which time most indicated they would engage in further discussion with the government over the coming months before rendering their decision. This process will likely continue through 2022. The impact on West Fraser’s timber supply is contingent on the outcomes of these discussions. Our preliminary estimate of the impact on the B.C. AAC is a reduction of up to 15%. The specific impact to us at this time is not determinable given ongoing negotiations with multiple stakeholders.

ANNUAL RESULTS

Summary Annual Results ($ millions, except as otherwise indicated)	2021	2020	2019
Earnings
Sales	$10,518	$4,373	$3,673
Cost of products sold	(4,645)	(2,559)	(2,750)
Freight and other distribution costs	(846)	(529)	(538)
Export duties, net	(146)	(57)	(122)
Amortization	(584)	(203)	(195)
Selling, general and administration	(312)	(185)	(159)
Equity-based compensation	(40)	(9)	(4)
Restructuring and impairment charges	—	—	(25)
Operating earnings	3,945	831	(120)
Finance expense, net	(45)	(27)	(37)
Other	(2)	(14)	(8)
Tax (provision) recovery	(951)	(202)	52
Earnings	$2,947	$588	$(113)

Adjusted EBITDA[1]	$4,569	$1,043	$104
Basic earnings per share ($)	27.03	8.56	(1.64)
Diluted earnings per share ($)	27.03	8.56	(1.76)
Cash dividends declared per share ($)[2]	$0.76	$0.59	$0.60
Total assets	10,433	4,178	3,594
Long-term debt, non-current	499	500	500
Long-term debt, total	499	507	507
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
2.Cash dividends of CAD$0.80 per share were declared during the years ended December 31, 2020 and December 31, 2019. Cash dividends declared during the year ended December 31, 2021 were comprised of CAD$0.70 per share in aggregate for the first three quarters and USD$0.20 per share for the fourth quarter. The CAD amounts have been translated to USD for presentation purposes using the average exchange rate during the quarter that the dividends were declared.
Our 2021 annual results reflect the inclusion of the operations of Norbord from February 1, 2021. In 2021, our revenues increased to $10,518 million and we generated earnings of $2,947 million, or $27.03 per share. This compares with revenues of $4,373 million and earnings of $588 million, or $8.56 per share, in 2020, and revenues of $3,673 million and a loss of ($113) million, or ($1.64) per share in 2019. The increase in revenue and earnings over the three years relates primarily to increased pricing and demand for our products due to increased home construction and repair and remodelling activity in North America and the acquisition of Norbord on February 1, 2021. Western Canada log costs, particularly in B.C., increased significantly over the three years, offsetting some of the pricing gains.

Exhibit 99.3

Discussion & Analysis of Annual Results by Product Segment
Lumber Segment

($ millions unless otherwise indicated)
	2021	2020
Lumber Segment Earnings
Sales
Lumber	$4,520	$2,983
Wood chips and other residuals	289	273
Logs and other	101	100
	4,910	3,356
Cost of products sold	(2,241)	(1,871)
Freight and other distribution costs	(404)	(361)
Export duties, net	(146)	(57)
Amortization	(164)	(151)
Selling, general and administration	(146)	(128)
Operating earnings	1,809	788
Finance expense, net	(17)	(17)
Other	2	(2)
Earnings before tax	$1,794	$769

Adjusted EBITDA[1,2]	$1,973	$939
Capital expenditures	146	149

SPF (MMfbm)
Production	3,182	3,157
Shipments	3,176	3,214
SYP (MMfbm)
Production	2,675	2,801
Shipments	2,649	2,861
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure. Q4-21 Adjusted EBITDA was decreased by a one-time charge of $2 million related to inventory purchase price accounting on the Angelina Acquisition.
2.Effective January 1, 2021, and for all comparative periods, export duties are no longer excluded from the definition of Adjusted EBITDA.
Sales and Shipments
Lumber sales for 2021 increased compared to 2020 due to higher product pricing, offset in part by lower shipments.
2021 was another year of significant lumber price variability, with lumber market pricing hitting highs in the second quarter before dropping in the third quarter and recovering in the fourth quarter. We believe the higher lumber market pricing in 2021 resulted from low inventory volumes in the supply chain, improved new home construction levels, and strong demand from repair and remodelling activity. The price variance resulted in an increase in earnings before tax and Adjusted EBITDA of $1,715 million compared to 2020.
Shipment volumes were lower for SPF and SYP in 2021 than in 2020. SPF shipment volumes were lower in 2021 due primarily to disruptions to rail and truck services due to wildfires in B.C. in the third quarter and severe weather and flooding in B.C. in the fourth quarter. This decrease in shipment volume was offset in part by improvements in product demand compared to 2020, which was impacted by COVID-19 related market conditions. SYP shipment volumes were lower in 2021 due primarily to disruptions to supply chain activity due to extreme winter weather conditions in the U.S. South in the first quarter and reduced production discussed further in the section below. The volume variance resulted in a decrease in earnings before tax and Adjusted EBITDA of $100 million compared to the previous year.

Exhibit 99.3
SPF Sales by Destination

	2021		2020
	MMfbm	%	MMfbm	%
U.S.	2,098	66	1,975	61
Canada	753	24	678	21
China	189	6	419	14
Other	136	4	142	4
Total	3,176		3,214
We ship SPF to several export markets, while our SYP sales are almost entirely in the U.S. The proportion of shipments of SPF to China in 2021 was lower compared to 2020 due primarily to pricing differentials between the North America and overseas markets.
2021 wood chip and other residual sales were higher than 2020 due to higher pricing as the pricing formula follows the NBSK price, which increased in 2021, offset in part by decreases in SPF and SYP chip production. Chip production decreased in line with lumber production year over year.
Costs and Production
SPF production volumes were comparable between 2021 and 2020. 2021 production volumes were impacted by reductions in operating schedules at our B.C. SPF operations in response to disruptions to rail and truck services due to wildfires, flooding, and other severe weather, whereas 2020 production volumes were impacted by temporary production curtailments in response to COVID-19.
SYP production volumes decreased in 2021 compared to 2020 due to log shortages in certain operating areas in the second half of the year, market-related downtime in the third quarter, and the impact of extreme winter conditions in the U.S. South in the first quarter. These factors were partially offset by increases in production from removing temporary production curtailments in place in 2020 in response to COVID-19.
Costs of products sold were higher in 2021 compared to 2020 due to increased raw materials and manufacturing costs offset by decreases in shipment volumes.
SPF stumpage costs tied to the price of lumber increased significantly year over year. Most of our SPF log requirements are harvested from crown lands owned by the B.C. or Alberta provincial governments. B.C.’s stumpage system is tied to published lumber prices, with a time lag, and publicly auctioned timber harvesting rights. Alberta’s stumpage system is correlated to published lumber prices with a shorter time lag. B.C. fibre shortages, which increased competition for logs available through the B.C. Timber Sales log market, also increased B.C. SPF purchase log costs. Lumber results were also adversely impacted by the strengthening of the Canadian dollar compared to 2020. This increased the U.S. dollar equivalent of our SPF manufacturing and input costs, which are primarily incurred in Canadian dollars.
SYP log costs increased in 2021, but to a lesser degree than SPF log costs. Log supply was impacted by wet weather and supply chain disruptions. Compared to 2020, our U.S. South SYP operations had higher costs due primarily to input cost inflation and increased employee costs, including costs associated with managing through COVID-19 impacts and temporary curtailments.
Freight and other distribution costs generally increased in 2021 compared to 2020 as the transportation network adjusted to the post-COVID-19 demand levels. Higher costs resulted from truck and driver shortages in the U.S., and costs were also adversely impacted by transportation issues related to the wildfires and flooding in B.C. These increases were offset in part by reduced shipment volumes, including lower shipments to Asia.
Export duties for 2021 were higher than 2020. Export duties for 2021 are net of a $55 million recovery related to the USDOC finalization of the AR2 duty rates. In contrast, export duties for 2020 are net of a $95 million recovery related to the USDOC finalization of the AR1 duty rates. The effective duty expense for the period, as disclosed in the section “Softwood Lumber Dispute” below, was $201 million compared to $152 million in 2020. The increase in effective export duty expense was due to a higher value and volume of sales to the U.S.

Exhibit 99.3
Amortization expense and finance expense for 2021 were comparable to the prior year.
Selling, general, and administration costs increased compared to 2020 due primarily to higher salaries and wages as a result of tightening labour markets. The strengthening of the Canadian dollar compared to 2020 also increased the U.S. dollar equivalent of salaries and wages and administration costs incurred in Canadian dollars.
Fluctuations in other income compared to 2020 were mostly due to foreign exchange revaluations on our Canadian operation’s Canadian dollar monetary assets and liabilities.
Earnings before tax for the Lumber Segment increased by $1,025 million compared to 2020 due to the reasons explained above.
Adjusted EBITDA for the Lumber Segment increased by $1,034 million compared to 2020. The following table shows the Adjusted EBITDA variance for the period.

Adjusted EBITDA ($ millions)	YTD-20 to YTD-21
Adjusted EBITDA - comparative period	$939
Price	1,715
Volume	(100)
Changes in export duties	(89)
Changes in costs	(447)
Other	(45)
Adjusted EBITDA - current period	$1,973
Softwood Lumber Dispute
On November 25, 2016, a coalition of U.S. lumber producers petitioned the USDOC and the USITC to investigate alleged subsidies to Canadian softwood lumber producers and levy CVD and ADD duties against Canadian softwood lumber imports. The USDOC chose us as a “mandatory respondent” to both the countervailing and antidumping investigations, and as a result, we have received unique company-specific rates.
Developments in CVD and ADD rates
We began paying CVD and ADD duties in 2017 based on the USDOC’s determination of duties payable. The CVD and ADD cash deposit rates are updated based on the USDOC’s AR for each POI, as summarized in the tables below. Following year-end, the USDOC amended the CVD cash deposit rate for ministerial errors from 5.06% to 5.08%, effective January 10, 2022.
The USDOC finalized the CVD and ADD duty expense rates for the AR1 and AR2 POIs in 2020 and 2021 respectively, as summarized in the tables below. Finalization of administrative reviews relating to active POIs are expected approximately two years after the POI in question.
AR3 (POI January 1 to December 31, 2020) commenced in April 2021, and the rates are expected to be finalized in August 2022. AR4 (POI January 1 to December 31, 2021) is expected to commence in 2022 with the results finalized in 2023. We have been selected as a mandatory respondent for AR3, which will result in West Fraser continuing to be subject to a company-specific rate.
On January 31, 2022, the USDOC released the preliminary results from AR3 POI covering the 2020 calendar year, which indicated a rate of 8.46% for CVD and 4.63% for ADD for West Fraser. The duty rates are subject to an appeal process, and we will record an adjustment once the rates are finalized. If the AR3 rates were to be confirmed, it would result in a U.S. dollar recovery of $43 million for the POI covered by AR3. This adjustment would be in addition to the amounts already recorded on our balance sheet. If these rates are finalized, our combined cash deposit rate would be revised to 13.09%.
The respective Cash Deposit Rates, the AR POI Final Rate, and the West Fraser Estimated ADD Rate for each period are as follows:

Exhibit 99.3

Effective dates for CVD	Cash Deposit Rate	AR POI Final Rate
AR1 POI
April 28, 2017 - August 24, 2017[1]	24.12%	6.76%	[3]
August 25, 2017 - December 27, 2017[1]	—	—
December 28, 2017 - December 31, 2017[2]	17.99%	6.76%	[3]
January 1, 2018 - December 31, 2018	17.99%	7.57%	[3]
AR2 POI
January 1, 2019 - December 31, 2019	17.99%	5.08%	[5]
AR3 POI
January 1, 2020 - November 30, 2020	17.99%	n/a	[6]
December 1, 2020 - December 31, 2020[4]	7.57%	n/a	[6]
AR4 POI
January 1, 2021 - December 1, 2021	7.57%	n/a	[7]
December 2, 2021 - December 31, 2021[8]	5.06%	n/a	[7]
1.On April 24, 2017, the USDOC issued its preliminary rate in the CVD investigation. The requirement that we make cash deposits for CVD was suspended on August 24, 2017, until the USDOC published the Revised Rate.
2.On December 4, 2017, the USDOC revised our CVD Cash Deposit Rate effective December 28, 2017.
3.On February 3, 2020, the USDOC issued a preliminary CVD rate and, on November 24, 2020, a final CVD rate for the AR1 POI. This table only reflects the final rate.
4.On November 24, 2020, the USDOC revised our CVD Cash Deposit Rate effective December 1, 2020.
5.On May 20, 2021, the USDOC issued a preliminary CVD rate and, on November 24, 2021, a final CVD rate for the AR2 POI. Following year-end, the USDOC amended the final CVD rate for the AR2 POI from 5.06% to 5.08% for ministerial errors. This table only reflects the final rate.
6.The CVD rate for the AR3 POI will be adjusted when AR3 is complete, and the USDOC finalizes the rate, which is not expected until 2022.
7.The CVD rate for the AR4 POI will be adjusted when AR4 is complete, and the USDOC finalizes the rate, which is not expected until 2023.
8.On November 24, 2021, the USDOC revised our CVD Cash Deposit Rate effective December 2, 2021. Following year-end, the USDOC amended the CVD cash deposit rate for ministerial errors from 5.06% to 5.08%, effective January 10, 2022.

Effective dates for ADD	Cash Deposit Rate	AR POI Final Rate		West Fraser Estimated Rate
AR1 POI
June 30, 2017 - December 3, 2017[1]	6.76%	1.40%	[3]	1.46%
December 4, 2017 - December 31, 2017[2]	5.57%	1.40%	[3]	1.46%
January 1, 2018 - December 31, 2018	5.57%	1.40%	[3]	1.46%
AR2 POI
January 1, 2019 - December 31, 2019	5.57%	6.06%	[5]	4.65%
AR3 POI
January 1, 2020 - November 29, 2020	5.57%	n/a	[6]	3.40%
November 30, 2020 - December 31, 2020[4]	1.40%	n/a	[6]	3.40%
AR4 POI
January 1, 2021 - December 1, 2021	1.40%	n/a	[7]	6.80%
December 2, 2021 - December 31, 2021[8]	6.06%	n/a	[7]	6.80%
1.On June 26, 2017, the USDOC issued its preliminary rate in the ADD investigation effective June 30, 2017.
2.On December 4, 2017, the USDOC revised our ADD Cash Deposit Rate effective December 4, 2017.
3.On February 3, 2020, the USDOC issued a preliminary ADD Rate and, on November 24, 2020, a final ADD rate for the AR1 POI. This table only reflects the final rate.
4.On November 24, 2020, the USDOC revised our ADD Cash Deposit Rate effective November 30, 2020.
5.On May 20, 2021, the USDOC issued a preliminary ADD rate and, on November 24, 2021, a final ADD rate for the AR2 POI. This table only reflects the final rate.
6.The ADD rate for the AR3 POI will be adjusted when AR3 is complete, and the USDOC finalizes the rate, which is not expected until 2022.
7.The ADD rate for the AR4 POI will be adjusted when AR4 is complete, and the USDOC finalizes the rate, which is not expected until 2023.
8.On November 24, 2021, the USDOC revised our ADD Cash Deposit Rate effective December 2, 2021.
Accounting policy for duties
The CVD and ADD rates apply retroactively for each POI. We record CVD as export duty expense at the cash deposit rate until an AR finalizes a new applicable rate for each POI. We record ADD as export duty expense by estimating the rate to

Exhibit 99.3
be applied for each POI by using our actual results and the same calculation methodology as the USDOC and adjust when an AR finalizes a new applicable rate for each POI. The difference between the cash deposits and export duty expense is recorded on our balance sheet as export duty deposits receivable or other liabilities as applicable, along with any adjustments to finalized rates.
The difference between the cash deposit amount and the amount that would have been due based on the final AR rate will incur interest based on the U.S. federally published interest rate. We record interest income on our duty deposits receivable, net of any interest expense on our duty deposits payable, based on this rate.
Impact on results
The following table reconciles our cash deposits paid during the period to the amount recorded in our consolidated statement of earnings:

($ millions)
	2021	2020
Cash deposits paid[1]	$(132)	$(161)
Adjust to West Fraser Estimated ADD rate[2]	(69)	9
Effective duty expense for period[3]	(201)	(152)
Duty recovery attributable to AR1[4]	—	95
Duty recovery attributable to AR2[5]	55	—
Duty expense	(146)	(57)
Interest income on duty deposits attributable to West Fraser Estimated rate adjustments	2	2
Interest income on the AR1 and AR2 duty deposits receivable	7	11
Interest income on duty deposits	$9	$13
1.Represents combined CVD and ADD cash deposit rate of 23.56% from January 1, 2020 to November 29, 2020, 19.39% on November 30, 2020, 8.97% from December 1, 2020 to December 1, 2021, and 11.12% from December 2, 2021 to December 31, 2021.
2.Represents adjustment to West Fraser Estimated ADD rate of 6.80% for 2021 and 3.40% for 2020.
3.The total represents the combined CVD cash deposit rate and West Fraser Estimated ADD rate of 21.39% from January 1 to November 30, 2020, 10.97% from December 1 to December 31, 2020, 14.37% for January 1 to December 1, 2021, and 11.86% for December 2 to December 31, 2021.
4.$95 million represents the duty recovery attributable to the finalization of AR1 duty rates for the 2017 and 2018 POI.
5.$55 million represents the duty recovery attributable to the finalization of AR2 duty rates for the 2019 POI.
As at December 31, 2021, export duties paid and payable on deposit with the USDOC were $662 million.
Appeals
On May 22, 2020, the North American Free Trade Agreement (“NAFTA”) panel issued its final decision on “Injury”. The NAFTA panel rejected the Canadian parties’ arguments and upheld the USITC’s remand determination in its entirety.
On August 28, 2020, the World Trade Organization’s (“WTO”) dispute-resolution panel ruled unanimously that U.S. countervailing duties against Canadian softwood lumber are inconsistent with the WTO obligations of the United States. The decision confirmed that Canada does not subsidize its softwood lumber industry. On September 28, 2020, the U.S. announced that it would appeal the WTO panel’s decision.
The softwood lumber case will continue to be subject to NAFTA or the new Canada-United States-Mexico Agreement (“CUSMA”) and WTO dispute resolution processes, and litigation in the U.S. In the past, long periods of litigation have led to negotiated settlements and duty deposit refunds. In the interim, duties remain subject to the USDOC AR process, which results in an annual adjustment of duty deposit rates.
Notwithstanding the deposit rates assigned under the investigations, our final liability for CVD and ADD will not be determined until each annual administrative review process is complete and related appeal processes are concluded.

Exhibit 99.3
North America Engineered Wood Products Segment

($ millions unless otherwise indicated)
	2021	2020
NA EWP Segment Earnings
Sales
OSB	$3,450	$—
Plywood, LVL and MDF	796	458
Wood chips, logs and other	27	16
	4,273	474
Cost of products sold	(1,521)	(303)
Freight and other distribution costs	(262)	(42)
Amortization	(289)	(13)
Selling, general and administration	(76)	(22)
Operating earnings	2,125	94
Finance expense	(3)	(4)
Other	(1)	5
Earnings before tax	$2,121	$95

Adjusted EBITDA[1]	$2,414	$107
Capital expenditures[2]	424	10

OSB (MMsf 3/8” basis)
Production	5,654	—
Shipments	5,674	—
Plywood (MMsf 3/8” basis)
Production	763	762
Shipments	756	761
MDF (MMsf 3/4” basis)
Production	227	209
Shipments	228	206
LVL (Mcf)
Production	2,439	1,948
Shipments	2,416	2,021
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure. 2021 Adjusted EBITDA was decreased by a one-time charge of $86 million related to inventory purchase price accounting.
2.Includes $276 million relating to the acquisition of the idled OSB mill near Allendale, South Carolina.
Our NA EWP segment includes our North American OSB, plywood, MDF, and LVL operations. Our operations and financial results up to February 1, 2021 only reflect activities associated with West Fraser’s Panels segment without incorporating the pre-February 1, 2021 North American operations and results of Norbord. Subsequent to February 1, 2021, our operations and financial results reflect the consolidated activities and operations of West Fraser and Norbord, including incorporating the North American operations of Norbord into our NA EWP segment.
Our Adjusted EBITDA analysis reports OSB as one line, and the variances reported only represent changes for plywood, MDF, and LVL.
Sales and Shipments
Sales increased in 2021 compared to 2020 due primarily to the addition of our OSB operations from the date of the Norbord Acquisition and higher pricing for plywood, MDF, and LVL products in the current year.

Exhibit 99.3
Our plywood production is sold primarily into Canada, and Canadian housing starts and the repair and remodelling market improved in the current year. Demand for MDF and LVL also recovered from COVID-19 related economic impacts in 2020. The price variance for plywood, MDF, and LVL products increased earnings before tax and adjusted EBITDA by $310 million compared to 2020.
Plywood shipment volumes were comparable to prior year. The 2020 volumes were impacted by temporary production curtailments from COVID-19 related market conditions in the spring of 2020 and the 2021 volumes were impacted by the weather-related railcar shortages. Substantially all of our plywood product is shipped eastward to Ontario and Quebec and southward to the U.S. As such, 2021 shipment volumes were not impacted materially by wildfires and severe weather and flooding in B.C., which primarily disrupted rail links and trucking between the B.C. interior and Lower Mainland.
Shipment volumes for our other panel products, in particular LVL, increased compared to the prior year as demand for these products increased due to improved demand from new home construction and repair and remodelling.
The shipment volume variance for plywood, MDF, and LVL products increased earnings before tax and adjusted EBITDA by $9 million compared to 2020.
Costs and Production
Production for plywood, MDF, and LVL products increased compared to 2020. Plywood production in 2020 was partially curtailed in the first half of 2020 in response to COVID-19 related market conditions. MDF and LVL production schedules were also reduced in 2020 to match demand. Production volumes increased as demand for these products recovered from COVID-19 related economic impacts in the prior year.
All of our operating expenses increased due to the addition of our OSB operations.
Purchase price accounting increased our OSB cost of products sold by $86 million and increased our amortization expense compared to pre-acquisition levels. Accounting standards require acquired inventory to be valued at fair value, which is represented by the estimated selling price, less the sum of (a) selling costs and (b) a reasonable profit allowance for the completing and selling effort, based on the profit for similar finished goods. Property, plant, and equipment assets were valued at depreciated replacement cost to represent fair value. The customer relationship intangible asset related to our North America operations will be amortized over 10 years and is based on a valuation model prepared by an independent valuation firm.
Plywood, MDF and LVL costs of products sold trended with shipment volume changes. Compared to 2020, their manufacturing costs were negatively impacted by increased wood costs in B.C. and Alberta, a stronger Canadian dollar relative to the U.S. dollar during the year, and higher additive and energy costs.
B.C. and Alberta stumpage costs increased due to higher fees tied to published product prices as discussed in the Lumber Segment, and B.C. purchased log costs increased due to fibre shortages.
A stronger Canadian dollar relative to the U.S. dollar during 2021 increased the U.S. dollar equivalent of our manufacturing and input costs at our Canadian locations, which are primarily incurred in Canadian dollars.
Freight and other distribution costs generally increased in 2021 compared to 2020 as the transportation network adjusted to the post-COVID demand levels. Higher costs also resulted from transportation issues related to the 2021 wildfires and flooding in B.C.
Selling, general, and administration costs increased compared to 2020 due primarily to the addition of OSB. The plywood, MDF, and LVL operations were also impacted by a stronger Canadian dollar relative to the U.S. dollar on administration costs incurred in Canadian dollars.
Finance expense and other income were comparable compared to 2020.
Earnings before tax for the NA EWP Segment increased by $2,026 million compared to 2020 primarily due to the addition of our OSB operations from the date of the Norbord Acquisition and the reasons explained above.

Exhibit 99.3
Adjusted EBITDA for the NA EWP Segment increased by $2,307 million compared to 2020. The following table shows the Adjusted EBITDA variance for the period. Our Adjusted EBITDA analysis reports OSB as one line, and the variances reported only represent changes for plywood, MDF, and LVL.

Adjusted EBITDA ($ millions)	YTD-20 to YTD-21
Adjusted EBITDA - comparative period	$107
Price	310
OSB Adjusted EBITDA since the date of the Norbord Acquisition[1]	2,089
Volume	9
Changes in costs	(99)
Other	(2)
Adjusted EBITDA - current period	$2,414
1.OSB Adjusted EBITDA since the date of the Norbord Acquisition is calculated as earnings determined for our North American OSB operations adding back: finance expense, tax provision or recovery, amortization, equity-based compensation, restructuring and impairment charges, and other.
Pulp & Paper Segment

($ millions unless otherwise indicated)
	2021	2020
Pulp & Paper Segment Earnings
Sales	$727	$648
Cost of products sold	(541)	(490)
Freight and other distribution costs	(137)	(126)
Amortization	(34)	(31)
Selling, general and administration	(34)	(33)
Operating earnings	(19)	(32)
Finance expense	(5)	(6)
Other	2	(8)
Earnings before tax	$(22)	$(46)

Adjusted EBITDA[1]	$15	$(1)
Capital expenditures	35	19

BCTMP (Mtonnes)
Production	623	662
Shipments	614	667
NBSK (Mtonnes)
Production	428	462
Shipments	419	465
Newsprint (Mtonnes)
Production	113	105
Shipments	113	109
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
The pulp & paper segment includes our NBSK, BCTMP and newsprint operations.
Sales and Shipments
Sales increased compared to 2020 due to higher BCTMP and NBSK pricing, offset in part by lower pulp shipment volumes. Despite a period of softer demand from China in the third quarter, overall demand for our pulp products increased in 2021, which positively affected pulp pricing.

Exhibit 99.3
2021 pulp shipments were lower than prior year as a result of reduced production and disruptions to rail and truck services due to wildfires and severe weather and flooding in B.C.
Newsprint pricing and shipment volumes remained comparable to prior year.
The price variance resulted in an increase in earnings before tax and adjusted EBITDA of $132 million compared to 2020, and the volume variance resulted in a decrease in earnings before tax and adjusted EBITDA of $12 million compared to 2020.
Costs and Production
BCTMP and NBSK production volumes decreased compared to 2020.
BCTMP and NBSK production volumes, which are mostly destined for Asian markets, were significantly reduced in the fourth quarter of 2021 in response to the inability to transport products to or from the Lower Mainland and congestion at the ports that resulted from severe weather and flooding in B.C. The flooding blocked three of B.C.’s major highways and multiple rail lines for several weeks and the resulting backlog at the port has continued to impact export shipments into 2022.
NBSK production volumes were also impacted by planned and unplanned maintenance for our Cariboo and Hinton NBSK mills during the year. 2020 production was adversely impacted, although not to the same extent, by the temporary shutdown of our Cariboo NBSK pulp mill in 2020 in response to low fibre availability and to complete planned maintenance.
Newsprint production volumes were comparable to 2020.
Costs of products sold increased compared to 2020 due primarily to higher fibre costs, as chips used in the production of NBSK are tied to NBSK pricing, higher maintenance cost spending, and increased energy costs. Partially offsetting this impact was the reduction in shipment volumes.
Freight and other distribution costs increased in 2021, despite lower shipment volumes, due to international supply chain challenges as the transportation network adjusted to post-COVID demand levels in addition to increased trucking costs as rail service was impacted by B.C. wildfires in the third quarter of 2021 and all transportation methods by the flooding in B.C. in the fourth quarter of 2021.
Amortization, selling, general, and administration costs, and finance expense were comparable to prior year. Other for 2020 was negatively impacted by an accrual for a power purchase dispute.
Earnings before tax for the Pulp & Paper Segment increased by $24 million compared to 2020 due to the reasons explained above.
Adjusted EBITDA for the Pulp & Paper Segment increased by $16 million compared to 2020. The following table shows the Adjusted EBITDA variance for the period.

Adjusted EBITDA ($ millions)	YTD-20 to YTD-21
Adjusted EBITDA - comparative period	$(1)
Price	132
Volume	(12)
Changes in costs	(93)
Other	(11)
Adjusted EBITDA - current period	$15

Exhibit 99.3
Europe Engineered Wood Products Segment

($ millions unless otherwise indicated)
	2021	2020
Europe EWP Segment Earnings
Sales	$723	$—
Cost of products sold	(457)	—
Freight and other distribution costs	(43)	—
Amortization	(88)	—
Selling, general and administration	(22)	—
Operating earnings	113	—
Finance expense	(1)	—
Earnings before tax	$112	$—

Adjusted EBITDA[1]	$201	$—
Capital expenditures	28	—

OSB (MMsf 3/8” basis)
Production	1,035	—
Shipments	1,010	—
MDF (MMsf 3/8” basis)
Production	299	—
Shipments	306	—
Particleboard (MMsf 3/8” basis)
Production	494	—
Shipments	464	—
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure. 2021 Adjusted EBITDA was decreased by a one-time charge of $7 million related to inventory purchase price accounting.
Our Europe EWP segment includes our U.K. and Belgium OSB, MDF, and particleboard operations effective from the February 1, 2021, acquisition date. This segment is new to our company for 2021 so we do not have comparative data in our results for 2020.
Sales prices for the OSB, MDF and particleboard in the European operations tend to be more stable than those in the North American market due to longer-term customer contract pricing. As such, the price increase realized in 2021 was not as high as in North America but was significant to the Europe segment results. Resin costs continued to increase throughout 2021 for these products.
Purchase price accounting increased our Europe EWP cost of products sold by $7 million and increased amortization expense compared to pre-acquisition levels. These accounting standards require acquired inventory to be valued at fair value, which is represented by the estimated selling price, less the sum of (a) selling costs and (b) a reasonable profit allowance for the completing and selling effort, based on the profit for similar finished goods. Property, plant, and equipment assets were valued at depreciated replacement cost to represent fair value. The customer relationship intangible asset related to our European operations will be amortized over 10 years and is based on a valuation model prepared by an independent valuation firm.
Discussion & Analysis of Non-Operational Items
Selling, general and administration
Corporate & Other selling, general and administration expense increased compared to prior year due to acquisition costs associated with the Norbord Acquisition, higher salaries and wages, including costs relating to our OSB corporate team, higher professional fees, and additional costs relating to IT integration. Selling, general and administration expenses related to our operating segments are discussed under “Discussion & Analysis of Annual Results by Product Segment”.

Exhibit 99.3
Equity-based compensation
Our equity-based compensation includes our share purchase option, phantom share unit, and deferred share unit plans (collectively, the “Plans”), all of which had been partially hedged by an equity derivative contract. The equity derivative matured in December 2021 and was closed out. Our Plans and our equity derivative contract are fair valued at each period-end, and the resulting expense or recovery is recorded over the vesting period.
The Plans include those equity-based plans assumed from Norbord as part of the Norbord Acquisition. The assumed Norbord share purchase option plans (“Assumed Option Plans”) were fair valued at the Norbord Acquisition date. From February 1 to April 20, 2021, the Assumed Option Plans were accounted for as equity-settled plans. On April 20, 2021, our board of directors approved a change to allow the Assumed Option Plans holders the right to elect to receive a cash payment in lieu of exercising an option to purchase Common shares. The change required us to fair value the Assumed Option Plan on April 20, 2021 and convert from equity-based accounting to cash-settled accounting for the Assumed Option Plans. Cash-settled accounting is consistent with the West Fraser option plan. Any changes in fair value from April 20, 2021 onwards will result in an expense or recovery over the vesting period in the same manner as the rest of our Plans. This change to the Assumed Option Plans did not in any way affect the value of the instruments to the holders.
Our valuation models consider various factors, with the most significant being the change in the market value of our shares from the beginning to the end of the relevant period. The expense or recovery does not necessarily represent the value that the holders of options and units will ultimately receive.
Equity-based compensation expense increased compared to prior year due to the impacts of the Assumed Option Plans and the increase in our share price during 2021.
Finance expense
Finance expense for 2021 was net of $9 million of interest income (2020 - $13 million) related to duty deposits receivable. Additional information regarding the interest income on duty deposits receivable is disclosed under “Discussion & Analysis of Annual Results by Product Segment - Lumber Segment - Softwood Lumber Dispute”. Finance expense excluding the interest income related to export duty deposits was $54 million, which was $14 million higher than in 2020. Finance expense was higher due to the additional interest incurred on the Norbord Notes for the two months between the Norbord Acquisition and redemption of the notes, the additional make-whole premium paid to redeem the Norbord Notes, and the write-off of deferred financing costs related to prior credit facilities that were extinguished upon the execution of our $1 billion revolving credit facility.
Other
Effective February 1, 2021, our Canadian operations functional currency changed from Canadian dollars to U.S. dollars. From that date forward, any change in the value of the USD relative to the value of the CAD results in the revaluation of our CAD-denominated monetary assets and liabilities. The currency revaluations are recorded in other.
At the same time, we retroactively changed our reporting currency from Canadian dollars to U.S. dollars. The change of reporting currency resulted in a currency remeasurement of prior period results. Revenues and expenses for the year ended December 31, 2020 were translated into U.S. dollars at the average exchange rate, with no adjustments to the measurement of or accounting for previously reported results. Additional details on West Fraser’s conversion to U.S. dollars can be found under the title “Change in Functional and Reporting Currency.”
Other expense of $5 million was recorded for our Corporate segment in 2021 compared to an expense of $9 million in 2020. In 2021, we entered into annuity purchase agreements to settle $215 million of our defined benefit obligations by purchasing annuities using our plan assets. These agreements transferred the pension obligations of retired employees under certain pension plans to financial institutions. The difference between the cost of the annuity purchase and the liabilities held for these pension plans is reflected as a settlement cost of $12 million recorded under Other. This was offset in part by mark-to-market gains on our interest rate swap contracts.
The other expense in 2020 related primarily to foreign exchange losses and mark-to-market losses on our interest rate swap contracts.
Other related to our operating segments are discussed under “Discussion & Analysis of Annual Results by Product Segment”.

Exhibit 99.3
Income tax
We recorded an income tax expense in 2021 of $951 million compared to $202 million in 2020. The effective tax rate was 24% compared to 26% in 2020. Note 18 to the Annual Financial Statements provides a reconciliation of income taxes calculated at the statutory rate to the income tax expense.
Other comprehensive earnings – translation of foreign operations
As part of the Norbord Acquisition, we acquired operations in the U.K. and Belgium, so any change in the value of the British pound sterling or Euro relative to the value of the USD results in the revaluation of our European EWP operations assets and liabilities. The revaluation of our European operations into U.S. dollars is reported in other comprehensive earnings.
Other comprehensive earnings for 2020 included a $32 million gain relating to the translation effect due to change in reporting currency. Additional details on West Fraser’s conversion to U.S. dollars can be found under the title “Change in Functional and Reporting Currency.”
Other comprehensive earnings – actuarial gains/losses on retirement benefits
The funded position of our defined benefit pension plans and other retirement benefit plans is estimated at the end of each period. The funded position, as shown in Note 13 to our Annual Financial Statements, is determined by subtracting the value of the plan assets from the plan obligations.
In 2021, we recorded in other comprehensive earnings an after-tax actuarial gain of $153 million (2020 - loss of $7 million). The current year gain reflected an increase in the discount rate used to calculate plan liabilities and higher returns on plan assets.

Exhibit 99.3

FOURTH QUARTER RESULTS

Summary Fourth Quarter Results ($ millions)	Q4-21	Q3-21	Q4-20
Earnings
Sales	$2,038	$2,358	$1,294
Cost of products sold	(1,158)	(1,213)	(686)
Freight and other distribution costs	(207)	(220)	(139)
Export duties, net	30	(66)	36
Amortization	(153)	(147)	(54)
Selling, general and administration	(88)	(73)	(52)
Equity-based compensation	(12)	(9)	(4)
Operating earnings	450	630	395
Finance expense, net	(1)	(11)	3
Other	(11)	5	(13)
Tax provision	(104)	(164)	(103)
Earnings	$334	$460	$282

Adjusted EBITDA[1]	$615	$786	$453
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
Selected Quarterly Results

($ millions, except EPS amounts which are in $)
	Q4-21	Q3-21	Q2-21	Q1-21	Q4-20	Q3-20	Q2-20	Q1-20
Sales	$2,038	$2,358	$3,779	$2,343	$1,294	$1,268	$921	$890
Earnings	334	460	1,488	665	282	262	35	9
Basic EPS	3.13	4.20	12.32	6.96	4.09	3.82	0.51	0.13
Diluted EPS	3.13	4.20	12.32	6.96	4.09	3.82	0.51	(0.09)
Earnings generally trended up in 2020 primarily due to increased pricing for our products as demand recovered from the impacts of COVID-19 throughout the year. The Norbord Acquisition led to incorporation of additional sales and earnings from our North America and Europe OSB operations, which are reflected in our 2021 results from February 1, 2021 onwards. Pricing for our products reached record highs in Q2-21 before moderating in Q3-21. Although pricing partially recovered in Q4-21, our Q4-21 results were impacted by disruptions to shipments of our Canadian lumber and pulp products as a result of severe weather and flooding in B.C. Western Canada log costs, particularly in B.C., increased significantly over the two years, offsetting some of the pricing gains.

Exhibit 99.3
Discussion & Analysis of Fourth Quarter Results by Product Segment
Lumber Segment

($ millions unless otherwise indicated)
	Q4-21	Q3-21	Q4-20
Lumber segment earnings
Sales
Lumber	$796	$788	$915
Wood chips and other residuals	70	69	69
Logs and other	22	26	26
	888	883	1,010
Cost of products sold	(546)	(586)	(487)
Freight and other distribution costs	(93)	(102)	(97)
Export duties, net	30	(66)	36
Amortization	(45)	(41)	(40)
Selling, general and administration	(39)	(36)	(37)
Operating earnings	195	52	385
Finance expense, net	1	(8)	6
Other	(2)	7	(8)
Earnings before tax	$194	$51	$383

Adjusted EBITDA[1,2]	$240	$93	$425

SPF (MMfbm)
Production	720	758	810
Shipments	673	805	840
SYP (MMfbm)
Production	659	643	692
Shipments	632	698	711
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure. Q4 2021 Adjusted EBITDA was decreased by a one-time charge of $2 million related to inventory purchase price accounting.
2.Effective January 1, 2021, and for all comparative periods, export duties are no longer excluded from the definition of Adjusted EBITDA.
Sales and Shipments
Lumber sales for the fourth quarter were impacted by lower shipments and higher product pricing. Lumber sales were higher than the previous quarter as higher product pricing more than offset lower shipment volumes. Lumber sales were lower than Q4-20 as product pricing was modestly higher and did not offset lower shipment volumes.
Shipment volumes were lower for both SPF and SYP in Q4-21 compared to the comparative quarters. SPF shipment volumes were lower in Q4-21 as severe weather and flooding in B.C. disrupted rail and truck services. This disruption was more severe than those relating to wildfires in the third quarter as the flooding blocked three of B.C.’s major highways and multiple rail lines for several weeks, whereas certain highway routes were still open to trucking during the wildfires. No significant transportation disruptions impacted Q4-20, and shipment volumes in Q4-20 were higher as shipments recovered from intermittent rail services issues in previous periods.
SYP shipment volumes trended lower in Q4-21. SYP production exceeded shipments in Q4-21, offsetting a drawdown in SYP inventory in Q3-21 as we over shipped production as demand for lumber improved. Shipment volumes decreased compared to Q4-20 due to reduced production levels, discussed further in the section below.
The volume variance resulted in a decrease in earnings before tax and Adjusted EBITDA of $38 million compared to the previous quarter and a decrease of $64 million compared to the fourth quarter of 2020.

Exhibit 99.3
Fourth-quarter lumber pricing was higher than Q3-21 and was also higher, although to a lesser extent, than Q4-20. Lumber supply and demand industry fundamentals tightened through the fourth quarter, which we believe was due to relatively low inventory volumes in the supply chain as a result of transportation and logistics disruptions, improved new home construction levels, and strong demand from repair and remodelling activity.
The price variance resulted in an increase in earnings before tax and Adjusted EBITDA of $130 million compared to the previous quarter and an increase of $30 million compared to the fourth quarter of 2020.

SPF Sales by Destination	Q4-21		Q3-21		Q4-20
	MMfbm	%	MMfbm	%	MMfbm	%
U.S.	461	68%	548	68%	567	67%
Canada	128	19%	204	25%	177	21%
China	60	9%	23	3%	64	8%
Other	24	4%	30	4%	32	4%
	673		805		840
We ship SPF to several export markets, while our SYP sales are almost entirely within the U.S. The relative proportion of shipments of SPF to China was higher compared to the previous quarter due to changes in pricing differentials between the North American and overseas markets. The relative proportion of shipments of SPF to China in Q4 2021 was comparable to the fourth quarter of 2020.
Wood chip and other residual sales in Q4-21 were consistent with both comparative quarters.
Costs and Production
SPF production volumes decreased versus comparable quarters due to reductions in operating schedules at our B.C. SPF operations in response to disruptions to rail and truck services caused by severe weather and flooding in B.C. in Q4-21. The decrease in production compared to Q4-20 is more significant than the decrease compared to Q3-21 as production in Q3-21 was impacted by reductions in operating schedules caused by wildfires in B.C.
SYP production was higher compared to the Q3-21 but lower compared to Q4-20. Production increased compared to the previous quarter as Q3-21 production was impacted by temporary market-related production curtailments and due to incremental production from the December 1, 2021 acquisition of the Angelina Forest Products lumber mill in Lufkin, Texas. Q4-21 production was lower compared to Q4-20 as production was adversely impacted by log shortages in certain operating areas, supply chain disruptions impacting procurement of certain manufacturing inputs, and COVID-19 impacts on the workforce.
Costs of products sold were lower than the previous quarter due primarily to lower shipment volumes offset in part by higher SPF and SYP log costs. Costs of products sold were higher as compared to the fourth quarter of 2020 due to increases in SPF and SYP log costs and manufacturing costs, offset in part by lower shipment volumes.
SPF log costs increased versus comparable quarters due to increased stumpage rates in B.C. and Alberta and purchased log costs in B.C. Both the third and fourth quarter of 2021 were negatively impacted by the B.C. SPF stumpage costs tied to the price of lumber, which with the time lag, increased as a result of high lumber prices in Q2-21. Fibre shortages in B.C. have increased competition and pricing for logs available through the B.C. Timber Sales log market. Q4-21 lumber results were also adversely impacted by the strengthening of the Canadian dollar compared to Q4-20. This increased the U.S. dollar equivalent of our SPF manufacturing and input costs, which are primarily incurred in Canadian dollars.
SYP log costs trended higher in the fourth quarter of 2021 compared to both comparative periods due to increased competition for logs as sawmill production increased in the region. The U.S. South continued to have higher input costs in the quarter due to inflation and increased employee costs associated with managing through COVID-19.
Freight and other distribution costs were lower compared to the previous quarter due to lower shipment volumes. The severe flooding in B.C. impacted volume as main highways and rail lines were closed for several weeks and the ports congested, making it challenging to move any of our products through B.C. Freight and other distribution costs generally

Exhibit 99.3
increased in 2021 compared to 2020 as the transportation network adjusted to the post-COVID-19 demand levels, resulting in truck and driver shortages in the U.S.
An export duty recovery was recorded for the fourth quarter of 2021 compared to an export duty expense in the previous quarter as the Q4-21 balance is net of a recovery of $55 million related to the USDOC finalization of the AR2 duty rates. Further, as disclosed in the table below, the effective duty expense for the period was $25 million compared to $66 million in Q3-21. The decrease in effective export duty expense was due to lower volumes shipped to the U.S. in Q4-21, which more than offset increased pricing.
Export duty recovery for the fourth quarter of 2021 was lower than the fourth quarter of 2020. Export duties for 2021 were net of a recovery of $55 million related to the USDOC finalization of the AR2 duty rates, whereas export duties for 2020 were net of a $95 million recovery related to the USDOC finalization of the AR1 duty rates. As disclosed in the table below, the effective duty expense for the period was $25 million compared to $59 million in Q4-20. The decrease in effective export duty expense was due to lower estimated rates and a lower volume of softwood lumber shipped to the U.S. in Q4-21 compared to Q4-20, which more than offset increased pricing.
The following table reconciles our cash deposits paid during the period to the amount recorded in our earnings statement:

Duty impact on earnings ($ millions)	Q4-21	Q3-21	Q4-20
Cash deposits paid[1]	$(20)	$(27)	$(54)
Adjust to West Fraser Estimated ADD rate[2]	(5)	(39)	(5)
Effective duty expense for period[3]	(25)	(66)	(59)
Duty recovery attributable to AR1[4]	—	—	95
Duty recovery attributable to AR2[5]	55	—	—
Duty recovery (expense)	30	(66)	36
Interest income on duty deposits attributable to West Fraser Estimated rate adjustments	1	1	—
Interest income on the AR1 and AR2 duty deposits receivable	6	1	11
Interest income on duty deposits	$7	$2	$11
1.Represents combined CVD and ADD cash deposit rate of 23.56% from January 1 to November 29, 2020, 19.39% on November 30, 2020, and 8.97% from December 1, 2020 to December 31, 2021.
2.Represents adjustment to West Fraser Estimated ADD rate of 6.80% for 2021 and 3.40% for 2020.
3.The total represents the combined CVD cash deposit rate and West Fraser Estimated ADD rate of 21.39% from January 1 to November 30, 2020, 10.97% from December 1 to December 31, 2020, 14.37% for January 1 to December 1, 2021, and 11.86% for December 2 to December 31, 2021.
4.$95 million represents the duty recovery attributable to the finalization of AR1 duty rates for the 2017 and 2018 POI.
5.$55 million represents the duty recovery attributable to the finalization of AR2 duty rates for the 2019 POI.

Amortization expense was comparable to both prior quarter comparatives.
Selling, general and administration costs were higher than both prior quarter comparatives due primarily to higher salaries and wages.
For the fourth quarter of 2021, a recovery was recorded in finance expense, net compared to an expense in the previous quarter as the Q4-21 balance is net of interest income of $6 million related to AR1 and AR2 duty deposits receivable. Q4-20 is net of interest income of $11 million related to AR1 duty deposits receivable.
Fluctuations in other income compared to both comparative quarters were mostly due to foreign exchange revaluations on the Canadian dollar monetary assets and liabilities held by our Canadian operations.
Earnings before tax for the Lumber Segment increased by $143 million compared to the previous quarter and decreased by $189 million compared to the fourth quarter of 2020 for the reasons explained above.
Adjusted EBITDA for the Lumber Segment increased by $147 million compared to the previous quarter and decreased by $185 million compared to the fourth quarter of 2020. The following table shows the Adjusted EBITDA variance for the period.

Exhibit 99.3

Adjusted EBITDA ($ millions)	Q3-21 to Q4-21	Q4-20 to Q4-21
Adjusted EBITDA - comparative period	$93	$425
Price	130	30
Volume	(38)	(64)
Changes in export duties	96	(6)
Changes in costs	(24)	(125)
Other	(17)	(20)
Adjusted EBITDA - current period	$240	$240
North America Engineered Wood Products Segment

($ millions unless otherwise indicated)
	Q4-21	Q3-21	Q4-20
NA EWP Segment Earnings
Sales
OSB	$666	$888	$—
Plywood, LVL and MDF	162	180	147
Wood chips, logs and other	6	9	4
	834	1,077	151
Cost of products sold	(398)	(375)	(86)
Freight and other distribution costs	(72)	(70)	(11)
Amortization	(73)	(73)	(4)
Selling, general and administration	(21)	(20)	(6)
Operating earnings	270	539	44
Finance expense	—	(1)	(1)
Other	(5)	4	(1)
Earnings before tax	$265	$542	$42

Adjusted EBITDA[1]	$343	$612	$48

OSB (MMsf 3/8” basis)
Production	1,469	1,526	—
Shipments	1,543	1,536	—
Plywood (MMsf 3/8” basis)
Production	175	177	200
Shipments	190	162	197
MDF (MMsf 3/4” basis)
Production	55	58	55
Shipments	54	58	52
LVL (Mcf)
Production	604	627	569
Shipments	573	644	573
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
Our NA EWP segment includes our North American OSB, plywood, MDF, and LVL operations. Our operations and financial results up to February 1, 2021 only reflect activities associated with West Fraser’s Panels segment without incorporating the pre-February 1, 2021 North American operations and results of Norbord. Subsequent to February 1, 2021, our operations and financial results reflect the consolidated activities and operations of West Fraser and Norbord, including incorporating the North American operations of Norbord into our NA EWP segment.

Exhibit 99.3
Our Adjusted EBITDA analysis that compares Q4-21 to Q3-21 includes OSB, plywood, LVL and MDF, as the OSB results were included in both quarters. The Adjusted EBITDA analysis that compares our Q4-21 results to Q4-20 reports OSB as one line, and the variances reported only represent changes for plywood, LVL, and MDF.
Sales and Shipments
Sales in the current quarter decreased compared to the prior quarter due primarily to lower pricing for OSB and plywood products. Sales in the current quarter increased compared to the fourth quarter of 2020 due to the inclusion of the Norbord results post-acquisition and higher pricing for our panel products.
OSB shipment volumes for Q4-21 were comparable to the prior quarter. Plywood, MDF, and LVL shipment volumes were comparable to both comparative quarters.
The volume variance resulted in an increase in earnings before tax and Adjusted EBITDA of $5 million compared to the previous quarter and a decrease of $1 million compared to the fourth quarter of 2020.
The price variance resulted in a decrease in earnings before tax and Adjusted EBITDA of $251 million compared to the previous quarter and an increase of $16 million compared to the fourth quarter of 2020.
Costs and Production
Production for OSB decreased compared to the prior quarter due primarily to seasonal maintenance shutdowns and unscheduled downtime at certain production locations. This was offset in part by improved productivity at some production locations, including the ramp-up of the Chambord OSB mill.
Plywood, MDF, and LVL production volumes were comparable to the prior quarter. Substantially all of our plywood product is shipped eastward to Ontario and Quebec and southward to the U.S., so shipment volumes were not impacted materially by wildfires and severe weather and flooding in B.C. in the third quarter and fourth quarter respectively, which primarily disrupted rail links and trucking between the B.C. interior and Lower Mainland. Q4-21 plywood production volumes were impacted by minor market production curtailments, whereas facilities operated near capacity in Q4-20.
All of our operating expenses increased compared to the prior year due to the addition of the OSB operations.
Our costs of products sold increased compared to comparative quarters due primarily to increased input costs, including increased wood costs in B.C. and Alberta as well as continued constraints on the availability of resins used in the manufacture of panel products and the cost of energy and other oil-based derivatives.
B.C., Ontario, and Alberta stumpage costs increased due to higher fees tied to published product prices, as discussed in the Lumber Segment, and B.C. purchased log costs increased due to fibre shortages.
A stronger Canadian dollar relative to the U.S. dollar during Q4-21 as compared to Q4-20 increased the U.S. dollar equivalent of our manufacturing and input costs at our Canadian locations, which are primarily incurred in Canadian dollars.
Freight and other distribution costs were comparable to the prior quarter. Freight and other distribution costs are generally higher compared to 2020 as the transportation network adjusted to post-COVID-19 demand levels.
Amortization expense and selling, general, and administration costs were comparable to the previous quarter and increased compared to the fourth quarter of 2020 due primarily to the addition of the OSB operations.
Finance expense and other income were comparable compared to 2020.
Earnings before tax for the NA EWP Segment decreased by $277 million compared to the previous quarter and increased by $223 million compared to the fourth quarter of 2020 due to the reasons explained above.
Adjusted EBITDA for the NA EWP Segment decreased by $269 million compared to the previous quarter and increased by $295 million compared to the fourth quarter of 2020. The following table shows the Adjusted EBITDA variance for the period. Our Adjusted EBITDA analysis that compares the Q4-21 to Q3-21 includes OSB, plywood, LVL and MDF, as the OSB

Exhibit 99.3
results were included in both quarters. The Adjusted EBITDA analysis that compares our Q4-21 results to Q4-20 reports OSB as one line, and the variances reported only represent changes for plywood, LVL, and MDF.

Adjusted EBITDA ($ millions)	Q3-21 to Q4-21	Q4-20 to Q4-21
Adjusted EBITDA - comparative period	$612	$48
Price	(251)	16
OSB Adjusted EBITDA since the date of the Norbord Acquisition[1]	—	310
Volume	5	(1)
Changes in costs	(21)	(31)
Other	(2)	1
Adjusted EBITDA - current period	$343	$343
1.OSB Adjusted EBITDA since the date of the Norbord Acquisition is calculated as earnings determined for our North American OSB operations adding back: finance expense, tax provision or recovery, amortization, equity-based compensation, restructuring and impairment charges, and other.
Pulp & Paper Segment

($ millions unless otherwise indicated)
	Q4-21	Q3-21	Q4-20
Pulp & Paper Segment earnings
Sales	$159	$175	$159
Cost of products sold	(132)	(140)	(139)
Freight and other distribution costs	(33)	(34)	(31)
Amortization	(9)	(8)	(8)
Selling, general and administration	(8)	(8)	(9)
Operating earnings	(23)	(15)	(28)
Finance expense	—	(2)	(2)
Other	(2)	1	(3)
Earnings before tax	$(25)	$(16)	$(33)

Adjusted EBITDA[1]	$(14)	$(7)	$(20)

BCTMP (Mtonnes)
Production	134	166	156
Shipments	143	153	167
NBSK (Mtonnes)
Production	92	96	103
Shipments	88	94	112
Newsprint (Mtonnes)
Production	28	30	29
Shipments	28	30	29
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
Sales and Shipments
Sales decreased compared to the previous quarter due to decreases in shipments and lower product pricing. Sales were comparable to the fourth quarter in 2020 as higher pulp pricing offset decreases in shipments.
Pulp shipments were adversely impacted by disruptions to rail and truck services due to severe weather and flooding in B.C. in the fourth quarter. This restricted access to ports in the Lower Mainland, where the majority of our products ship to offshore markets. Pulp shipments in the previous quarter were adversely impacted, although not to the same extent, by the impact of wildfires and planned and unplanned maintenance shutdowns for certain mills.

Exhibit 99.3
Newsprint shipments were comparable to both comparative quarters.
The volume variance resulted in an increase in earnings before tax and Adjusted EBITDA of $1 million compared to the previous quarter and a decrease of $2 million compared to the fourth quarter of 2020.
Pulp market fundamentals began to improve as the fourth quarter progressed, with pulp prices showing signs of recovery late in the quarter.
The price variance resulted in a decrease in earnings before tax and Adjusted EBITDA of $7 million compared to the previous quarter and an increase of $27 million compared to the fourth quarter of 2020.
Costs and Production
BCTMP and NBSK production declined compared to the previous quarter and fourth quarter of 2020. In the fourth quarter of 2021, disruptions to shipments resulting from severe weather and flooding in B.C. and limited storage space resulted in reduced production. These curtailments had a greater impact than the impact of wildfires and planned and unplanned maintenance shutdowns in both comparative quarters.
Newsprint production volumes were comparable to 2020.
Costs of products sold decreased compared to the preceding quarter due primarily to lower shipments. Costs of products sold decreased compared to Q4-20 due primarily to lower shipments, offset by higher manufacturing costs related to higher fibre and energy costs.
Freight and other distribution costs were comparable to both comparative periods due to lower shipments in Q4-21 offset by higher costs due to international supply chain challenges.
Amortization, selling, general, and administration costs, finance expense, and other were comparable compared to both comparative periods.
Earnings before tax for the Pulp & Paper Segment decreased by $9 million compared to the previous quarter and increased by $8 million compared to the fourth quarter of 2020 due to the reasons discussed above.
In addition, Adjusted EBITDA for the Pulp & Paper Segment decreased by $7 million compared to the previous quarter and increased by $6 million compared to the fourth quarter of 2020. The following table shows the Adjusted EBITDA variance for the period.

Adjusted EBITDA ($ millions)	Q3-21 to Q4-21	Q4-20 to Q4-21
Adjusted EBITDA - comparative period	$(7)	$(20)
Price	(7)	27
Volume	1	(2)
Changes in costs	3	(14)
Other	(4)	(5)
Adjusted EBITDA - current period	$(14)	$(14)

Exhibit 99.3
Europe Engineered Wood Products Segment

($ millions unless otherwise indicated)
	Q4-21	Q3-21	Q4-20
Europe EWP Segment Earnings
Sales	$184	$249	$—
Cost of products sold	(109)	(138)	—
Freight and other distribution costs	(9)	(14)	—
Amortization	(24)	(23)	—
Selling, general and administration	(5)	(7)	—
Operating earnings	37	67	—
Finance expense	(1)	1	—
Other	—	—	—
Earnings before tax	$36	$68	$—

Adjusted EBITDA[1]	$61	$90	$—

OSB (MMsf 3/8” basis)
Production	194	319	—
Shipments	178	299	—
MDF (MMsf 3/8” basis)
Production	70	76	—
Shipments	73	88	—
Particleboard (MMsf 3/8” basis)
Production	128	140	—
Shipments	113	110	—
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
Our Europe EWP segment includes our U.K. and Belgium OSB, MDF, and particleboard operations effective February 1, 2021. As such, this segment is new to our company for 2021 so we do not have comparative data in our results for 2020.
Sales and Shipments
Sales decreased compared to the previous quarter due to decreases in shipment volumes, partially offset by improved product pricing. European shipments declined compared to the previous quarter due to a more pronounced seasonal slowing of demand for OSB late in the quarter as customers managed-down inventory following very high levels of activity in the third quarter. Reductions in production due to a major capital project was also a contributing factor, as described further in the section below.
The volume variance resulted in a decrease in earnings before tax and Adjusted EBITDA of $47 million compared to the previous quarter. The price variance resulted in an increase in earnings before tax and Adjusted EBITDA of $13 million compared to the previous quarter.
Costs and Production

Production decreased compared to the previous quarter as we reduced production schedules to account for a seasonal slowdown in demand and due to a major maintenance shutdown at our Genk, Belgium location for the installation of a new dryer.

Costs of products sold decreased due to a reduction in shipments, offset in part by higher input costs. Freight and other distribution costs trended with changes in shipment volumes compared to the previous quarter.
Earnings before tax for the Europe EWP Segment decreased by $32 million and Adjusted EBITDA decreased by $29 million compared to the previous quarter for the reasons explained above. The following table shows the Adjusted EBITDA variance for the period.

Exhibit 99.3

Adjusted EBITDA ($ millions)	Q3-21 to Q4-21	Q4-20 to Q4-21
Adjusted EBITDA - comparative period	$90	$—
Price	13	—
OSB Adjusted EBITDA since the date of the Norbord Acquisition[1]	—	61
Volume	(47)	—
Changes in costs	5	—
Adjusted EBITDA - current period	$61	$61
1.OSB Adjusted EBITDA since the date of the Norbord Acquisition is calculated as earnings determined for our European OSB operations adding back: finance expense, tax provision or recovery, amortization, equity-based compensation, restructuring and impairment charges, and other.
Discussion & Analysis of Non-Operational Items
Selling, general and administration
Compared to prior quarter, corporate selling and general and administration expense in the fourth quarter increased due to higher salaries and wages and higher professional and IT fees incurred related to integration activities. In addition to the aforementioned factors, Q4-21 corporate selling and general and administration expense increased compared to Q4-20 due to higher salaries and wages related to the addition of our OSB corporate team. Selling, general and administration expenses related to our operating segments are discussed under “Discussion & Analysis of Annual Results by Product Segment”.
Equity-based compensation
Equity-based compensation was comparable to the previous quarter. Equity-based compensation expense increased compared to prior year due primarily to the impacts of the Assumed Option Plans and the increase in our share price during Q4-21.
Finance expense
Finance expense for Q4-21 is net of $7 million of interest income (Q3-21 - $2 million; Q4-20 - $11 million) related to duty deposits receivable. Additional information regarding the interest income on duty deposits receivable is disclosed under “Discussion & Analysis of Annual Results by Product Segment - Lumber Segment - Softwood Lumber Dispute”. Finance expense excluding the duty interest income for Q4-21 was $8 million, Q3-21 $13 million and Q4-20 was $8 million.
Other
Other expense of $2 million was recorded for our Corporate segment in Q4-21 compared to an expense of $7 million in Q3-21 and an expense of $1 million in Q4-20. Other expense for Q4-21 related primarily to $12 million settlement cost relating to pension plan annuity purchase agreements for certain retired employees offset in part by foreign exchange gains recorded on our CAD-denominated monetary assets and liabilities and mark-to-market gains on our interest rate swap contracts. The other expense in the comparative periods related primarily to foreign exchange losses.
Other related to our operating segments are discussed under “Discussion & Analysis of Annual Results by Product Segment”.
Income tax
The current quarter results include an income tax expense of $104 million, compared to $164 million in the previous quarter and $103 million in the fourth quarter of 2020. The effective tax rate was 24% in the current quarter compared to 26% in the previous quarter and 27% in the fourth quarter of 2020.
Other comprehensive earnings – translation of foreign operations
As part of the Norbord Acquisition, we acquired operations in the U.K. and Belgium, so any change in the value of the British pound sterling or Euro relative to the value of the USD results in the revaluation of our European EWP operations assets and liabilities. The revaluation of our European operations into U.S. dollars is reported in other comprehensive earnings.

Exhibit 99.3
Other comprehensive earnings for the fourth quarter of 2020 included a $72 million gain relating to the translation effect due to our change in reporting currency. Additional details on West Fraser’s conversion to U.S. dollars can be found under the title “Change in Functional and Reporting Currency.”
Other comprehensive earnings – actuarial gains/losses on retirement benefits
We recorded in other comprehensive earnings an after-tax actuarial gain of $8 million during the quarter compared to $60 million in the previous quarter and $25 million in the fourth quarter of 2020. The current quarter gain reflects higher returns on plan assets partially offset by a decrease in the discount rate used to calculate plan liabilities.

OUTLOOK AND OPERATIONS
Business Outlook
Markets
The most significant uses for our lumber, OSB and wood panel products are residential construction, repair and remodelling and industrial applications. Historically low mortgage rates, low volumes of homes available for resale and increased acceptance and practice of remote working appear to be positively influencing the demand for new home construction in North America. However, interest rates have been trending higher in early 2022 and should they continue to do so, housing affordability may be impacted, which would reduce demand for our wood building products. An aging housing stock and repair and renovation spending should also continue to support lumber, plywood and OSB demand. Over the medium to long term, growing market penetration of mass timber in industrial and commercial applications is also expected to support demand growth for wood building products.
The demand for our European products is expected to remain robust as demand for OSB as an alternative to plywood in Europe continues to grow. An aging European housing stock is also expected to drive repair and renovation spending, supporting growing demand for our wood building products.
Our BCTMP and NBSK pulp is primarily used in printing and writing paper, boxboard and tissue applications. Pulp demand is anticipated to grow over the longer term due to increasing boxboard and tissue production in Asia and greater substitution of single-use plastics that are subject to increasing risk from government restrictions. In the near-term, pulp exports are expected to be challenged by domestic and international transportation constraints.
Softwood lumber dispute
Canadian softwood lumber exports to the U.S. have been the subject of trade disputes and managed trade arrangements for several decades. Countervailing and antidumping duties have been in place since April of 2017, and we are required to make deposits in respect of these duties. Whether and to what extent we can realize a selling price to recover the impact of duties payable will largely depend on the strength of demand for softwood lumber. The USDOC published the final rates for AR2 in the fourth quarter of 2021. They also began AR3 in April of 2021, which are expected to be finalized in August 2022. Additional details can be found under the section “Discussion & Analysis by Product Segment – Lumber Segment - Softwood Lumber Dispute".
Operations
Anticipated shipment levels assume continued strong demand, availability of sufficient logs within our economic return criteria, and no further temporary curtailments. Our operations and results could be negatively affected by softening demand, the availability of labour due to the continuing impacts of COVID-19, adverse weather conditions in our operating areas, intense competition for logs, elevated stumpage fees and production disruptions due to other uncontrollable factors, including the availability of transportation.
We expect lumber shipments in 2022 to improve from 2021 levels as we recapture production and shipments lost due to temporary curtailments in Western Canada, owing to the significant wildfires in the third quarter as well as the severe flooding in B.C. in the fourth quarter. We also expect growth in shipments as we realize the benefits of capital investments in recent years and as we integrate the recently acquired Angelina sawmill into our lumber portfolio. As a result, in 2022, we expect SPF shipments to be approximately 3.0 to 3.2 billion board feet, and in the U.S. South, we expect SYP shipments to be approximately 3.0 to 3.2 billion board feet. On January 1, 2022, stumpage rates decreased in

Exhibit 99.3
B.C. due to the market-based adjustments related to lumber costs. However, given the current elevated commodity price environment, B.C. stumpage is at risk of increasing materially as the year unfolds. In Alberta, stumpage rates will remain elevated as long as SPF lumber prices are high, as they are closely linked to the price of lumber and respond rapidly to changes in lumber prices. We expect modest log cost inflation in the U.S. South in 2022.
In our NA EWP segment, we expect OSB shipments to increase in 2022 as we account for a full year of contribution from Norbord, recapture production and shipments lost due to temporary disruptions to our operations in 2021, and as we continue to ramp operations at our Chambord OSB mill. We do not expect the recently acquired (and currently idled) Allendale OSB mill to contribute materially to shipments in 2022. As a result, we expect OSB shipments this year to be approximately 6.1 to 6.4 billion square feet (3/8-inch basis). Input costs for the NA EWP business are expected to increase moderately.
We do not expect to increase our Pulp & Paper segment shipments in 2022.
In our Europe EWP segment, we expect OSB shipments to increase in 2022 as we account for a full year of contribution from Norbord and as we continue to ramp operations of the phase 2 investment at our Inverness OSB mill. As such, we expect OSB shipments in Europe to be approximately 1.1 to 1.3 billion square feet (3/8-inch basis) in 2022. Input costs for the Europe EWP business are expected to increase moderately.
Across much of our supply chain, we are experiencing greater than usual inflationary cost pressures and availability constraints for labour, transportation, raw materials such as resins and chemicals, and energy. We expect these cost pressures and availability constraints to remain elevated through 2022.
While infrastructure repairs to rail and truck routes resulting from the severe weather and flooding in late 2021 in B.C. are progressing, our ability to ship products in a timely manner remains challenged. Availability of rail service, adverse weather conditions, operator shortages and the backlog from disruptions in the fourth quarter have all negatively impacted our ability to ship our products. For the month of January 2022 our western Canadian SPF lumber and plywood shipments declined by approximately 20% compared to the prior year, and while our overall OSB shipments are trending in line with the prior year, we have been forced to take unscheduled downtime due to transportation constraints. In addition, our pulp shipments for the same period declined by approximately 30% compared to the prior year. Though we continue to seek out and utilize alternative transportation routes and methods to the extent they are available to continue servicing customers, the magnitude and duration of the impact from these multiple disruptions remains uncertain. The situation has also resulted in significant delays in shipments of orders. In light of these challenges, further reduction of operating schedules across our manufacturing network in order to manage inventory levels, raw material supplies and our integrated fibre supply chain may be required. At the current time, it is not possible to estimate when full transportation services will be available or when the backlogs resulting from the interruptions will be cleared and we will be able to return to operating a full schedule or clearing the backlog of delayed shipments.
Norbord Integration
The integration of the Norbord business continues to be a Company focus and is progressing well. We remain on track to achieve targeted annual synergies of $61 million by the end of 20221.
Cash Flows
Based on our current outlook, assuming no deterioration in market conditions during the year and that there is no additional lengthening of lead times for projects underway or planned, we anticipate we will invest approximately $500 to $600 million in 20221. Our total capital budget consists primarily of various improvement projects and maintenance expenditures, projects focused on optimization and automation of the manufacturing process, and projects targeted to reduce greenhouse gas emissions.
Expected capital expenditures in 2022 include the continuing activity in respect of the capital projects identified under our strategic capital program in 2021. Work on these projects is underway and will continue through 2023. This investment program will support safety, cost improvements and strategic growth initiatives as we continue our focus on capital execution and operational excellence. The average project payback period for this strategic capital program is expected to be three to four years.

1.This is a specified financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.

Exhibit 99.3
Expected capital expenditures in 2022 also includes approximately $70 million dedicated to preparing the Allendale OSB facility for its eventual re-start.
Ramp-up on our new lumber manufacturing complex in Dudley, Georgia continues and remains on track with our expectations. The new mill became fully operational in the second quarter of 2021 and as it ramps up over the next few years, it is expected to reach an annual capacity of 270 million board feet. The old Dudley mill had an annual capacity of 170 million board feet.
Our OSB mill in Chambord, Quebec, which restarted in the first quarter of 2021, continues to make progress ramping up towards its stated annual production capacity of 550 million square feet (3/8-inch basis), which typically takes 18-24 months.
We expect to maintain our investment grade rating and intend to preserve sufficient liquidity to be able to take advantage of strategic growth opportunities that may arise.
We have paid a dividend in every quarter since we became a public company in 1986. At the latest declared quarterly dividend rate of US$0.25 per share, the total anticipated cash payment of dividends in 2022 is $106 million based on the number of Common and Class B common shares outstanding on December 31, 2021.
We will continue to consider share repurchases with excess cash if we are satisfied that this will enhance shareholder value and does not compromise our financial flexibility.
Estimated Earnings Sensitivity to Key Variables
(based on annual shipment volumes - $ millions)

Factor	Variation	Change in pre-tax earnings[1]
Lumber price	$10 (per Mfbm)	$51
NA OSB price	$10 (per Msf)	63
Europe OSB price	£10 (per Msf)	12
NBSK price	$10 (per tonne)	3
BCTMP price	$10 (per tonne)	6
Canadian - U.S. $ exchange rate[2]	$0.01 (per CAD)	15
1.Each sensitivity has been calculated on the basis that all other variables remain constant and is based on changes in our realized sales prices.
2.Represents the impact on USD equivalent of net CAD revenues and expenses for the initial $0.01 change. Additional changes are substantially, but not exactly, linear.

LIQUIDITY AND CAPITAL RESOURCES
Capital Management Framework
Our business is cyclical and is subject to significant changes in cash flow over the business cycle. In addition, financial performance can be materially influenced by changes in product prices and the relative values of the Canadian and U.S. dollars. Our objective in managing capital is to ensure adequate liquidity and financial flexibility at all times, particularly at the bottom of the business cycle.
Our main policy relating to capital management is to maintain a strong balance sheet and otherwise meet financial tests that rating agencies commonly apply for investment-grade issuers of public debt. Our debt is currently rated as investment-grade by three major rating agencies.
We monitor and assess our financial performance to ensure that debt levels are prudent, taking into account the anticipated direction of the business cycle. When financing acquisitions, we combine cash on hand, debt, and equity financing in a proportion that is intended to maintain an investment-grade rating for debt throughout the cycle. Debt repayments are arranged, where possible, on a staggered basis that takes into account the uneven nature of anticipated cash flows. We have established committed revolving lines of credit that provide liquidity and flexibility when capital markets are restricted.

Exhibit 99.3
A strong balance sheet and liquidity profile are key elements of our goal to maintain a balanced capital allocation strategy. Priorities within this strategy include reinvesting in our operations across all market cycles to strategically enhance productivity, product mix, and capacity; maintain a leading cost position; maintain financial flexibility to capitalize on growth opportunities, including the pursuit of acquisitions and larger-scale strategic growth initiatives; and return capital to shareholders through dividends and share repurchases.
Liquidity and Capital Resource Measures
Our capital structure consists of Common share equity and long-term debt, and our liquidity includes our operating facilities.

Summary of Liquidity and Debt Ratios ($ millions, except as otherwise indicated)	December 31, 2021	December 31, 2020
Available liquidity
Cash and short-term investments	$1,568	$461
Operating lines available (excluding newsprint operation)[1]	1,025	811
Available liquidity[2]	2,593	1,272

Debt
Current and long-term lease obligation	28	6
Current and long-term debt	501	509
Interest rate swaps[3]	1	6
Open letters of credit[3]	65	50
Total debt	595	571
Cash and short-term investments	(1,568)	(461)
Open letters of credit[3]	(65)	(50)
Interest rate swaps[3]	(1)	(6)
Net Debt	(1,039)	54
Shareholders’ equity	7,656	2,478
Total debt to total capital[2,4]	7%	19%
Net debt to total capital[2,4]	(16%)	2%
1.Excludes $6 million demand line of credit dedicated to our jointly‑owned newsprint operation as West Fraser cannot draw on it. Operating lines available include a $25 million demand line of credit.
2.This is a specified financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
3.Letters of credit facilities and the fair value of interest rate swaps are part of our bank covenants’ total debt calculation.
4.Total capital is total debt or net debt plus shareholders’ equity.
Available liquidity on December 31, 2021, was $2,593 million (2020 - $1,272 million). Available liquidity includes cash and short-term investments, cheques issued in excess of funds on deposit, and amounts available on our operating loans, excluding the demand line of credit dedicated to our 50% jointly-owned newsprint operation.
Available liquidity increased due to an increase in cash and short-term investments on hand and an increase in available operating lines resulting from the various amendments to our credit facilities during the year. We anticipate approximately $325 million of our available liquidity is required for the final Canadian income tax payments relating to 2021.
Total debt increased due primarily to increases in open letters of credit and lease obligations. Net debt and net debt to total capital ratios decreased due primarily to increases in cash and short-term investments on hand and shareholders’ equity. Total debt to total capital ratios decreased primarily due to increased shareholder’s equity.
Credit Facilities
On February 1, 2021, concurrent with the closing of the Norbord Acquisition, we completed various administrative amendments to our CAD$850 million committed revolving credit facility and our US$200 million term loan. The CAD$150

Exhibit 99.3
million committed revolving credit facility was also replaced with a US$450 million committed revolving credit facility due 2024 on substantially the same terms.
On July 28, 2021, we completed an amendment to our revolving credit facilities. Our CAD$850 million and US$450 million revolving credit facilities were combined into a single US$1 billion committed revolving credit facility with a five-year term. There were no other significant changes to the terms or conditions of the credit facilities.
As at December 31, 2021, our credit facilities consisted of a $1 billion committed revolving credit facility , a $25 million demand line of credit dedicated to our U.S. operations, and a $6 million (CAD$8 million) demand line of credit dedicated to our jointly‑owned newsprint operation. As at December 31, 2021, the revolving facilities were undrawn.
We also have credit facilities totalling $137 million dedicated to the issuance of letters of credit. As at December 31, 2021, our letter of credit facilities supported $65 million open letters of credit.
All debt is unsecured except the jointly-owned newsprint operation demand line of credit, which is secured by that joint operation’s current assets.
As at December 31, 2021, we were in compliance with the requirements of our credit facilities.
Long-Term Debt
In October 2014, we issued US$300 million of fixed-rate senior unsecured notes, bearing interest at 4.35% and due October 2024, pursuant to a private placement in the U.S. The notes are redeemable, in whole or in part, at our option at any time as provided in the indenture governing the notes.
In August 2017, we were advanced a US$200 million 5‑year term loan that, with the July 2019 extension, matures on August 25, 2024. Interest is payable at floating rates based on Base Rate Advances or London Inter-bank Offered Rate (“LIBOR”) Advances at our option. This loan is repayable at any time, in whole or in part, at our option and without penalty but cannot be redrawn after payment.
On March 15, 2019, we entered into an interest rate swap agreement, maturing in August 2022, with a US$100 million notional amount to limit our exposure to fluctuations in interest rates and fix interest rates on a portion of our long-term debt. On March 9, 2020, we extended the duration of our US$100 million notional interest rate swap from August 2022 to August 2024, resulting in a change to the fixed interest rate on the swap from 2.47% to 1.78% through August of 2024. On April 15, 2020, we entered into additional interest rate swaps for another notional amount of US$100 million, resulting in a fixed interest rate of 0.51% through August of 2024. These swap agreements fix the interest rate on the US$200 million 5-year term loan floating rate debt discussed above.
As part of the Norbord Acquisition, we assumed Norbord’s US$315 million senior notes due April 2023, bearing interest at 6.25% and US$350 million senior notes due July 2027, bearing interest at 5.75%. Norbord’s accounts receivable securitization facility and secured revolving credit facilities were terminated at closing, and the security related to all of Norbord’s debt was discharged as of February 1, 2021.
On March 2, 2021, we made a mandatory change of control offer for 2023 Notes and 2027 Notes, which expired on April 1, 2021. As a result of the change of control offer, $1 million of the 2023 Notes and $1 million of the 2027 Notes were redeemed and were repaid in the second quarter of 2021.
On April 6, 2021, we elected to redeem the remaining 2027 Notes, which redemption occurred on May 6, 2021. On May 6, 2021, we elected to redeem all of Norbord’s outstanding 2023 Notes on June 7, 2021.
Debt Ratings
We are considered investment grade by three leading rating agencies. In April 2020, both Moody’s and Standard & Poor’s revised our outlook from stable to negative, and Dominion Bond Rating Service from positive to stable. In November 2020, Standard & Poor’s revised its outlook from negative to stable. On February 1, 2021, Moody’s revised our outlook from negative to stable. On December 15, 2021, DBRS Morningstar upgraded our rating to BBB from BBB (low). The ratings in the table below are as at February 15, 2022.

Exhibit 99.3

Agency	Rating	Outlook
DBRS	BBB	Stable
Moody’s	Baa3	Stable
Standard & Poor’s	BBB-	Stable
These ratings are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating agencies.
Shareholder’s Equity
Our outstanding Common share equity consists of 103,366,141 Common shares and 2,281,478 Class B Common shares for a total of 105,647,619 shares issued and outstanding as at February 15, 2022.
Our Class B Common shares are equal in all respects to our Common shares, including the right to dividends and the right to vote, and are exchangeable on a one-for-one basis for Common shares. Our Common shares are listed for trading on the TSX and NYSE, while our Class B Common shares are not. Certain circumstances or corporate transactions may require the approval of the holders of our Common shares and Class B Common shares on a separate class by class basis.
Concurrent with the Norbord Acquisition, the Common shares of West Fraser commenced trading on the NYSE on February 1, 2021, under the symbol WFG. The trading symbol for the Common shares on the TSX was also changed to WFG on February 1, 2021.
Share Repurchases
On February 17, 2021, we renewed our NCIB allowing us to acquire an additional 6,044,000 Common shares for cancellation until the expiry of the bid on February 16, 2022. On June 11, 2021, we amended our NCIB allowing us to acquire an additional 3,538,470 Common shares for an aggregate 9,582,470 Common shares.
On August 20, 2021, we completed a substantial issuer bid pursuant to which we purchased for cancellation a total of 10,309,278 common shares at a price of CAD$97.00 ($76.84) per Common share for an aggregate purchase price of CAD$1.0 billion.
The following table shows our purchases under our NCIB and SIB programs. There were no share repurchases in 2020.

Share repurchases (number of common shares and price per share)	Common Shares	Average Price in CAD	Average Price in USD
NCIB: February 17, 2021 to December 31, 2021	7,059,196	$92.79	$74.60
SIB: August 20, 2021	10,309,278	$97.00	$76.84
Share Options
As at February 15, 2022, there were 1,065,255 share purchase options outstanding with exercise prices ranging from CAD$31.77 to CAD$92.79 per Common share. This includes the share purchase options that are outstanding at February 15, 2022 that were assumed in the Norbord Acquisition, after applying the Exchange Ratio.
Cash Flow
Our cash requirements are primarily for operating purposes, interest payments, repayment of debt, additions to property, plant, equipment and timber, acquisitions, and dividends. In normal business cycles and in years without a major acquisition or debt repayment, cash on hand and cash provided by operations have typically been sufficient to meet these requirements.
We are exposed to commodity price changes. To manage our liquidity risk, we maintain adequate cash and short-term investment balances and by having appropriate lines of credit available. In addition, we regularly monitor and review both actual and forecasted cash flows. Refinancing risks are managed by extending maturities through regular renewals and refinancing when market conditions are supportive.

Exhibit 99.3

Cash Flow Statement ($ millions - cash provided by (used in))	2021	2020
Operating Activities
Earnings	$2,947	$588
Adjustments
Amortization	584	203
Finance expense, net	45	27
Export duty deposits	(55)	(104)
Export duties payable	69	—
Retirement expense	111	74
Contributions to retirement plans	(77)	(49)
Tax provision	951	202
Income taxes (paid) received	(946)	41
Other	(8)	4
Changes in non-cash working capital
Changes in accounts receivable	5	(78)
Changes in inventories	(139)	(14)
Changes in prepaid expenses	(14)	(5)
Changes in payables and accrued liabilities	79	79
	3,552	968
Financing Activities
Repayment of operating loans	—	(280)
Repayment of long-term debt	(667)	—
Financing fees paid	(4)	—
Make-whole premium paid	(60)	—
Finance expense paid	(37)	(30)
Repurchase of Common Shares for cancellation	(1,319)	—
Issuance of Common shares	7	—
Dividends	(75)	(41)
Other	(9)	(2)
	(2,164)	(353)
Investing Activities
Acquired cash and short-term investments from the Norbord Acquisition[1]	642	—
Angelina Acquisition, net of cash acquired	(302)	—
Additions to capital assets[2]	(635)	(180)
Other	9	14
	(286)	(166)

Change in cash	$1,102	$449
1.The Norbord Acquisition was a non-cash share consideration transaction, and therefore, only the acquired cash is included in the above cash flow statement. Changes in Norbord’s cash position subsequent to February 1, 2021 are incorporated into our cash flow statement.
2.Capital assets comprise property, plant and equipment, timber licenses, and intangible assets. Additions to capital assets include $276 million relating to the asset acquisition of the idled OSB mill near Allendale, South Carolina.
Operating Activities
The table above shows the main components of cash flows used for or provided by operating activities for each period. The significant factors affecting the comparison were higher earnings, income tax payments, and inventory.
Income tax payments were higher in 2021, reflecting higher taxable earnings estimates for both Canada and the U.S. As minimum tax instalments for Canada are based on prior year’s earnings, a significant income tax payment has accumulated in respect of 2021 results. The U.S. requires installments to be made based on current year earnings

Exhibit 99.3
estimates. We made income tax payments of $946 million in 2021, of which $216 million was the final Canadian income tax payment for 2020. The 2020 net refund of $41 million included the Canadian tax refund from a loss carry-back request to 2019 and was net of the required 2020 installments for both countries.
Inventory increased due primarily to higher per unit costs driven primarily from increased stumpage costs and higher volumes of log inventory on-hand due to transportation disruptions resulting from severe weather and flooding in B.C.
Financing Activities
Cash used in financing activities increased in 2021 compared to 2020 due primarily to additional common share repurchases and higher repayments of debt.
In 2021, we returned a total of $1,319 million to our shareholders through Common shares repurchased under our NCIB and SIB programs. No repurchases took place in 2020.
We completed the early redemption of Norbord’s 2023 and 2027 Notes in 2021, totalling $667 million excluding financing fees and the $60 million make-whole premium paid. In 2020, we repaid our operating loan for $280 million.
We also returned a total of $75 million to our shareholders through dividend payments, which was higher than the $41 million paid in 2020 due primarily to an increase in the dividend amount per share and additional shares issued in relation to the Norbord Acquisition.
Investing Activities
The Norbord Acquisition was a non-cash share consideration transaction and therefore only the acquired cash is included in investing activities.
Cash payments of $302 million, which represents the cash consideration transferred net of acquired cash, were made in relation to the Angelina Acquisition.
Capital Expenditures ($ millions)

Segment	Profit Improvement[2]	Maintenance of Business[1]	Safety	Total
Lumber	$66	$70	$10	$146
North America EWP	352	54	18	424
Pulp & Paper	2	30	3	35
Europe EWP	14	12	2	28
Corporate	—	2	—	2
Total	$434	$168	$33	$635
1.Maintenance of business includes expenditures for roads, bridges, mobile equipment and major maintenance shutdowns.
2.North America EWP profit improvement capital expenditures includes $276 million relating to the acquisition of the idled OSB mill near Allendale, South Carolina.
Capital expenditures of $635 million in 2021 (2020 - $180 million) reflect our philosophy of continued reinvestment in our mills. The increase in capital expenditures relates primarily to the acquisition of the idled OSB mill near Allendale, South Carolina and the inclusion of capital expenditures relating to our OSB operations following the Norbord Acquisition.
Contractual Obligations
The estimated cash payments due in respect of contractual and legal obligations as at December 31, 2021, including debt and interest payments and major capital improvements are summarized as follows. Contractual obligations do not include energy purchases under various agreements, non-defined benefit post-retirement contributions payable, equity-based compensation including equity hedges, or contingent amounts payable.

Exhibit 99.3

Contractual Obligations (at December 31, 2021, in $ millions)	Total	2022	2023	2024	2025	Thereafter
Long-term debt	$501	$—	$—	$501	$—	$—
Interest on long-term debt[1]	52	19	19	14	—	—
Lease obligations	29	11	6	5	2	5
Contributions to defined benefit pension plans[2]	141	47	47	47	—	—
Payables and accrued liabilities	848	848	—	—	—	—
Purchase commitments	81	81	—	—	—	—
Reforestation and decommissioning obligations	131	45	27	10	8	41
Total[2]	$1,783	$1,051	$99	$577	$10	$46
1.Assumes debt remains at December 31, 2021 levels and includes the impact of interest rate swaps terminating August 2024.
2.Contributions to the defined benefit pension plans are based on the most recent actuarial valuation. Future contributions will be determined at the next actuarial valuation date.
Financial Instruments
Our financial instruments, their accounting classification, and associated risks are described in Note 22 to our Annual Financial Statements.

ACCOUNTING MATTERS
Critical Accounting Estimates and Judgments
The preparation of financial statements in conformity with IFRS requires management to make estimates, assumptions, and judgments that affect the amounts reported. Our significant accounting policies are disclosed in our Financial Statements.
In determining our critical accounting estimates, we consider trends, commitments, events or uncertainties that we reasonably expect to materially affect our methodology or assumptions. Our statements in this MD&A regarding such considerations are made subject to the “Forward-Looking Statements” section.
We have outlined below information about judgments, assumptions, and other sources of estimation uncertainty as at December 31, 2021 that have the most significant impact on the amounts recognized in our financial statements. The discussion of each critical accounting estimate does not differ between our reportable segments unless explicitly noted.
Fair Value of PPE and Intangible Assets Acquired in Business Combinations
On February 1, 2021, we acquired all of the outstanding shares of Norbord Inc. (“Norbord”) for consideration of $3,506 million, consisting primarily of the issuance of 54 million Common shares of West Fraser. Included in the acquisition are five OSB mills in Canada, seven OSB mills in the U.S., one OSB mill, one MDF plant and two particleboard plants in the U.K., one OSB mill in Belgium, and their related corporate offices.
On December 1, 2021, we acquired the Angelina Forest Products lumber mill located in Lufkin, Texas for preliminary cash consideration of $310 million, comprising the base purchase price of $300 million plus $10 million in acquired cash and preliminary working capital adjustments.
We recognize and measure the assets acquired and liabilities assumed in a business combination based on their estimated fair values at the acquisition date. Any excess of the purchase consideration compared to the fair value of the net assets acquired is recorded as goodwill.
A significant amount of judgment is involved in estimating the fair values of property, plant and equipment and intangible assets acquired in a business combination. The Norbord acquisition resulted in the recognition of PPE and customer relationship intangible assets in our North America EWP and Europe EWP segments, and the Angelina Forest Products acquisition resulted in the recognition of PPE in our Lumber segment.

Exhibit 99.3
We use all relevant information to make these fair value determinations and engage an independent valuation specialist to assist for material acquisitions.
We applied the market comparison technique and cost technique in determining the fair value of property, plant, and equipment acquired. We considered market prices for similar assets when they were available, and depreciated replacement cost in other circumstances. Depreciated replacement cost reflects adjustments for physical deterioration as well as functional and economic obsolescence. The key assumptions used in the estimation of depreciated replacement cost were the assets' estimated replacement cost at the time of acquisition and estimated useful life.
We applied the multi-period excess earnings method in determining the fair value of customer relationship intangible assets. The multi-period excess earnings method considers the present value of incremental after-tax cash flows expected to be generated by the customer relationship after deducting contributory asset charges. The key assumptions used in applying the valuation technique include: the forecasted revenues relating to the acquiree’s existing customers at the time of acquisition, the forecasted attrition rates relating to these customers, forecasted operating margins, and the discount rate.
There is a material degree of uncertainty with respect to the estimates of fair value of PPE and intangible assets given the necessity of making economic assumptions about the future. If our estimates of the acquisition-date fair value of property, plant and equipment and intangible assets acquired in business combinations were incorrect, we could experience increased or decreased charges for depreciation or amortization in the future. If the future were to differ adversely from our best estimate of key economic assumptions and associated cash flows were to materially decrease, we could potentially experience future impairment charges in respect to our PPE, intangible assets, or goodwill.
Recoverability of PPE
We assess property, plant and equipment, timber licences, and other definite-lived intangibles for indicators of impairment at each reporting date and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We conduct a review of external and internal sources of information to assess for any impairment indicators. Examples of such triggering events related to our long-lived assets include, but are not limited to: a significant adverse change in the extent or manner in which the asset is being used or in its physical condition; a change in management’s intention or strategy for the asset, including a plan to dispose of the asset or idle the asset for a significant period of time; a significant adverse change in our long-term price assumption or in the price or availability of inputs required for manufacturing; a significant adverse change in legal factors or in the business climate that could affect the asset’s value; or a current period operating or cash flow loss combined with a history of operating or cash flow losses, or a projection or forecast that demonstrates continuing losses associated with the asset’s use.
When a triggering event is identified, recoverability of long-lived assets is assessed by comparing the carrying value of an asset or cash-generating unit to the estimated recoverable amount, which is the higher of its estimated fair value less costs of disposal or its value in use.
Key assumptions used in estimating recoverable amount are based on industry sources as well as management estimates. Key assumptions include production volume, product pricing, raw material input cost, production cost, and discount rate.
An impairment write down is recorded if the carrying value exceeds the estimated recoverable amount.
No impairments were recorded for 2021 or 2020. The assessment for impairment indicators requires the exercise of judgment given the necessity of making key economic and operating assumptions about the future. If the future were to differ adversely from our best estimate and associated cash flows were to materially decrease, we could potentially experience future impairment charges in respect of our PPE.
Recoverability of Goodwill
Goodwill is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the business combination from which it arose. Goodwill exists in relation to our Lumber, North America EWP, and Europe EWP reporting segments. Goodwill increased during 2021 as a result of our acquisitions of Norbord and Angelina Forest Products.
Goodwill is tested annually for impairment, or more frequently if an indicator of impairment is identified.

Exhibit 99.3
Recoverability of goodwill is assessed by comparing the carrying value of the CGU or group of CGUs associated with the goodwill balance to its estimated recoverable amount, which is the higher of its estimated fair value less costs of disposal or its value in use.
Key assumptions used in estimated recoverable amount are based on industry sources as well as management estimates. Key assumptions include production volume, product pricing, raw material input cost, production cost, and discount rate.
An impairment write down is recorded if the carrying value exceeds the estimated recoverable amount.
We assessed the recoverability of goodwill as at December 31, 2021 and December 31, 2020 and concluded there were no impairment losses.
The estimates and assumptions regarding expected cash flows and the appropriate discount rates require considerable judgment and are based upon historical experience, approved financial forecasts and industry trends and conditions.
There is a material degree of uncertainty with respect to the estimates of the recoverable amounts of the cash-generating units, given the necessity of making key economic assumptions about the future. If the future were to differ adversely from our best estimate and associated cash flows were to materially decrease, we could potentially experience future impairment charges in respect of our goodwill balances.
Defined Benefit Pension Plan Assumptions
We maintain defined benefit pension plans for many of our employees. We use independent actuarial specialists to perform actuarial valuations of our defined benefit pension plan.
Key assumptions used in determining defined benefit pension costs and accrued pension benefit obligations include assumed rates of increase for employee compensation and discount rate. Note 13 to the Annual Financial Statements provides the sensitivity of our post-retirement obligations to changes in these key assumptions.
If the future were to adversely differ from our best estimate of assumptions used in determining our post-retirement obligations, we could experience future increased defined benefit pension expense, financing costs and charges to other comprehensive earnings.
CVD and ADD Duty Rates
On November 25, 2016, a coalition of U.S. lumber producers petitioned the USDOC and the USITC to investigate alleged subsidies to Canadian softwood lumber producers and levy CVD and ADD against Canadian softwood lumber imports. The USDOC chose us as a “mandatory respondent” to both the countervailing and antidumping investigations, and as a result, we have received unique company-specific rates.
Details can be found under the section “Discussion & Analysis of Annual Results by Product Segment - Lumber - Softwood Lumber Dispute.”
The CVD and ADD rates are subject to adjustment by the USDOC through an AR of POI. The CVD and ADD rates apply retroactively for each POI. We record CVD as export duty expense at the cash deposit rate until an AR finalizes a new applicable rate for each POI. We record ADD as export duty expense by estimating the rate to be applied for each POI by using our actual results and a similar calculation methodology as the USDOC and adjust when an AR finalizes a new applicable rate for each POI. The difference between the cash deposits and export duty expense is recorded on our balance sheet as export duty deposits receivable, along with any true-up adjustments to finalized rates.
The softwood lumber case will continue to be subject to NAFTA or the new CUSMA and WTO dispute resolution processes, and litigation in the U.S. In the past, long periods of litigation have led to negotiated settlements and duty deposit refunds.
In the interim, duties remain subject to the USDOC AR process, which results in an annual adjustment of duty deposit rates. Notwithstanding the deposit rates assigned under the investigations, our final liability for CVD and ADD will not be determined until each annual administrative review process is complete and related appeal processes are concluded.

Exhibit 99.3
If the future were to adversely differ from our best estimate of the duty deposit rate, we could experience material adjustments to duty expense and such adjustments could result in an increase of cash outflows.
Reforestation and Decommissioning Obligations
We recognize provisions for various statutory, contractual or legal obligations. In Canada, provincial regulations require timber quota holders to carry out reforestation to ensure re-establishment of the forest after harvesting. Reforested areas must be tended for a period sufficient to ensure that they are well established. The time needed to meet regulatory requirements depends on a variety of factors.
In our operating areas, the time to meet reforestation standards usually spans 12 to 15 years from the time of harvest. We record a liability for the estimated cost of the future reforestation activities when the harvesting takes place, discounted at an appropriate rate. The liability is accreted over time through charges to finance expense and reduced by silviculture expenditures.
We record the best estimate of the expenditure to be incurred to settle decommissioning obligations, such as landfill closures. This liability is determined using estimated closure costs discounted using an appropriate discount rate. On initial recognition, the carrying value of the liability is added to the carrying amount of the associated asset and amortized over its useful life or expensed when there is no related asset. The liability is accreted over time through charges to finance expense and reduced by actual costs of settlement.
On an annual basis, at a minimum, assumptions underlying the reforestation and decommissioning obligations are reviewed and adjusted as appropriate. Key assumptions include the timing and the amount of forecasted expenditures and discount rate.
Material changes in financial position can arise as the actual costs incurred at the time of silviculture activities or decommissioning may differ from the estimates used in determining the year-end liability. If the provisions for reforestation and decommissioning obligations were to be inadequate, we could experience an increase to operating expenses in the future. A charge for an inadequate reforestation and decommissioning obligation provision would result in an increase of cash outflows proximate to the time that the asset retirement obligation is satisfied.
Accounting Policy Developments
Please refer to Note 2 of our Financial Statements for a description of current and future changes in accounting policies, including: (1) initial application of standards, interpretations and amendments to standards and interpretations in the reporting period, and (2) standards, interpretations and amendments to standards and interpretations in the reporting period not yet effective and not yet applied.

RISKS AND UNCERTAINTIES
Our business is subject to a number of risks and uncertainties that can significantly affect our operations, financial condition and future performance. We have a comprehensive process to identify, manage, and mitigate risk, wherever possible. The risks and uncertainties described below are not necessarily the only risks we face. Additional risks and uncertainties that are presently unknown to us or deemed immaterial by us may adversely affect our business.
Product Demand and Price Fluctuations
Our revenues and financial results are primarily dependent on the demand for, and selling prices of, our products, which are subject to significant fluctuations. The demand and prices for lumber, plywood, OSB, particleboard, MDF, LVL, pulp, newsprint, wood chips and other wood products are highly volatile and are affected by factors such as:
•global economic conditions including the strength of the U.S., Canadian, Chinese, Japanese, European and other international economies, particularly U.S. and Canadian housing markets and their mix of single and multifamily construction, repair, renovation and remodelling spending;
•alternative products to lumber or panels;
•construction and home building disruptor technologies that may reduce the use of lumber or panels;
•changes in industry production capacity;
•changes in world inventory levels;

Exhibit 99.3
•increased competition from other consumers of logs and producers of lumber or panels; and
•regulatory regimes setting a price on carbon that would increase the price of energy or fuel affecting the manufacturing cost of our products;
•other factors beyond our control.
In addition, unemployment levels, interest rates, the availability of mortgage credit and the rate of mortgage foreclosures have a significant effect on residential construction and renovation activity, which in turn influences the demand for, and price of, building materials such as lumber and panel products. Declines in demand, and corresponding reductions in prices, for our products may adversely affect our financial condition and results of operations.
Our business is highly exposed to fluctuations in demand for and pricing of our wood products. Our sensitivity to commodity product pricing may result in a high degree of sales and earnings volatility. In the past, we have been negatively affected by declines in product pricing and have taken production downtime or indefinite curtailments to manage working capital and minimize cash losses. Severe and prolonged weakness in the markets for our wood products could seriously harm our financial position, operating results and cash flows.
We cannot predict with any reasonable accuracy future market conditions, demand or pricing for any of our products due to factors outside our control. Prolonged or severe weakness in the market for any of our principal products would adversely affect our financial condition. Future demand could also be impacted by the perceived sustainability of our wood products in contrast with competing alternatives.
Competition
We compete with global producers, some of which may have greater financial resources and lower production costs than we do. Currency devaluations can have the effect of reducing our competitors’ costs and making our products less competitive in certain markets. In addition, European lumber producers and South American panel producers may enter the North American market during periods of peak prices. Markets for our products are highly competitive. Our ability to maintain or improve the cost of producing and delivering products to those markets is crucial. Factors such as cost and availability of raw materials, energy and labour, the ability to maintain high operating rates and low per unit manufacturing costs, and the quality of our final products and our customer service all affect our earnings. Some of our products are also particularly sensitive to other factors including innovation, quality and service, with varying emphasis on these factors depending on the product. To the extent that one or more of our competitors become more successful with respect to any key competitive factor, our ability to attract and retain customers could be materially adversely affected. If we are unable to compete effectively, such failure could have a material adverse effect on our business, financial condition and results of operations.
Our products may compete with non‑fibre based alternatives or with alternative products in certain market segments. For example, steel, engineered wood products, plastic, wood/plastic or composite materials may be used by builders as alternatives to the products produced by our wood products businesses such as lumber, plywood, OSB, LVL, particleboard and MDF products. Changes in prices for oil, chemicals and wood‑based fibre can change the competitive position of our products relative to available alternatives and could increase substitution of those products for our products. In addition, our customers or potential customers may factor in environmental and sustainability factors in assessing whether to purchase our wood products. As the use of these alternatives grows, demand for our products may further decline.
Because commodity products have few distinguishing properties from producer to producer, competition for these products is based primarily on price, which is determined by supply relative to demand and competition from substitute products. Prices for our products are affected by many factors outside of our control, and we have no influence over the timing and extent of price changes, which often are volatile. Accordingly, our revenues may be negatively affected by pricing decisions made by our competitors and by decisions of our customers to purchase products from our competitors.
In addition, continued consolidation in the retail and construction industries could expose us to increased concentration of customer dependence and increase customers’ ability to exert pricing pressure on us and our products. In addition, concentration of our business with fewer customers as a result of consolidation could expose us to risks associated with the loss of key customers. For example, the loss of a significant customer, any significant customer order cancellations or bad debts could negatively affect our sales and earnings.

Exhibit 99.3
Availability of Fibre
Canada
A significant majority of our Canadian log requirements are harvested from lands owned by a provincial government. Provincial governments control the volumes that can be harvested under provincially-granted tenures and otherwise regulate the availability of Crown timber for harvest. Provincial governments also control the renewal or replacement of provincially-granted tenures, the issuance of operating permits to harvest timber under such tenures and the ability to transfer or acquire such tenures. Determinations by provincial governments to reduce the volume of timber, to issue or not issue operating permits to harvest timber, the areas that may be harvested under timber tenures, to restrict the transfer or acquisition of timber tenures or to regulate the processing of timber or use of harvesting contractors, including to protect the environment or endangered species, species at risk and critical habitat or as a result of forest fires or in response to jurisprudence or government policies respecting Indigenous rights and title or reconciliation efforts or to restrict log processing to local or appurtenant sawmills or to mandate amounts of work to be provided or rates to be paid to harvesting contractors, may reduce our ability to secure log or residual fibre supply and may increase our log purchase and residual fibre costs and may impact our lumber, OSB, plywood, LVL, pulp and MDF operations. Specifically, the AAC for our Canadian timber operations may be reduced as a result of the impact of wildfires, pine beetle infestation and the amount of non-pine species available for harvest and caribou conservation plans in British Columbia and Alberta, and the full effect of these reductions on our operations cannot be determined at this time. In addition, government environmental regulation focused on climate change or future extreme weather events could result in reductions to the AAC for our Canadian timber operations.
The long term effect of the mountain pine beetle infestation in British Columbia and Alberta and the 2017, 2018 and 2021 wildfire outbreaks in B.C. on our Canadian operations is uncertain. The potential effects include a reduction of future AAC levels to below current and preinfestation AAC levels and the extent of any reductions are not determinable at this time. Many of our B.C. operations are experiencing a diminished grade and volume of lumber recovered from beetle-killed and fire-damaged logs as well as increased production costs. These effects are also present in some of our Alberta operations where the mountain pine beetle infestation has expanded and as has the processing of fire-damaged logs from wildfire activity. The timing and extent of the future impact on our future AAC, timber supply, lumber grade and recovery, and production costs will depend on a variety of factors and at this time cannot be reasonably determined. The effects of the deterioration of beetle-killed and fire damaged logs could include increased costs, reduced operating rates due to shortages of commercially merchantable timber and mill closures. In addition, future wildfires or other insect devastations, whether associated with climate change or not, may impact on government decisions as to AAC levels.
Our timber supply in B.C. may be adversely impacted by the recent amendments to the Forest Act (B.C.) and the Forest and Range Practices Act (B.C.), as these amendments may result in government regulation or actions that reallocates harvesting rights to Indigenous Nations or communities or otherwise reduces the available timber supply from our B.C. licensed lands.
In addition, our timber supply in B.C. may also be negatively impacted by the announced intention of the Government of B.C. to defer logging in 2.6 million hectares of forests described as “old growth” forests. While the scope of the actions to be taken by the Government of B.C. under these amended forestry statutes and “old growth” deferral proposals cannot be determined at this time, these actions could have a material impact on both the amount of our AAC forest tenures and the amount of timber that we are able to harvest from these tenures.
In addition, provincial governments prescribe the methodologies that determine the amounts of stumpage fees that are charged in respect of harvesting on Crown lands. Determinations by provincial governments to change stumpage fee methodologies or rates could increase our log costs.
We rely on third party independent contractors to harvest timber in areas over which we hold timber tenures. Increases in rates charged by these independent contractors or the limited availability of these independent contractors or new regulations on the work to be provided and rates to be paid to these contractors may increase our timber harvesting costs.
We also rely on the purchase of logs through open market purchases and private supply agreements and increased competition for logs, or shortages of logs may result in increases in our log purchase costs.

Exhibit 99.3
United States
We rely on log supply agreements in the U.S. which are subject to log availability and based on market prices. The majority of the aggregate log requirements for our U.S. mills is purchased on the open market. Open market purchases come from timber real estate investment trusts, timberland investment management organizations and private land owners. Changes in the log markets in which we operate may reduce the supply of logs available to us and may increase the costs of log purchases, each of which could adversely affect our results. In addition, changes in the market for residuals may reduce the demand and selling price for the residuals produced by our operations and increase the disposal costs, which could adversely affect our results.
Europe
Wood fibre for our European OSB, particleboard and MDF operations is purchased from government and private landowners. Changes in the log markets in which we operate may reduce the supply of logs available to us and may increase the costs of log purchases, each of which could adversely affect our results.
Additional Risks to Availability of Fibre
When timber, wood chips, other residual fibre and wood recycled materials are purchased on the open market, we are in competition with other uses of such resources, where prices and the availability of supply are influenced by factors beyond our control. Fibre supply can also be influenced by natural events, such as forest fires, severe weather conditions, insect epidemics and other natural disasters, which may increase wood fibre costs, restrict access to wood fibre or force production curtailments.
Transportation Requirements
Our business depends on our ability to transport a high volume of products and raw materials to and from our production facilities and on to both domestic and international markets. We rely primarily on third-party transportation providers for both the delivery of raw materials to our production facilities and the transportation of our products to market. These third‑party transportation providers include truckers, bulk and container shippers and railways. Our ability to obtain transportation services from these transportation service providers is subject to risks which include, without limitation, availability of equipment and operators, disruptions due to weather, natural disasters and labour disputes. We experienced significant transportation disruptions in British Columbia in the fourth quarter of 2021 as a result of severe weather and flooding in British Columbia which materially impacted our ability to ship lumber from British Columbia. To the extent that climate change results in more frequent severe weather occurrences, we may experience increased frequency of transportation disruptions in future years which may again result in a disruption of our ability to delivery our ability to ship lumber and other products that we manufacture. In addition, the potential of increased frequency of severe weather events may ultimately result in increased transportation costs as transportation providers, including railways, undertake capital expenditures to improve the ability of the transportation infrastructure to withstand severe weather events or to repair damage from severe weather events in order to maintain services.
Transportation services may also be impacted by seasonal factors, which could impact the timely delivery of raw materials and distribution of products to customers. As a result of rail capacity constraints, access to adequate transportation capacity has at times been strained and could affect our ability to transport our products to markets and could result in increased product inventories. Any failure of third-party transportation providers to deliver finished goods or raw materials in a timely manner, including failure caused by adverse weather conditions or work stoppages, could harm our reputation, negatively affect customer relationships or disrupt production at our mills. Transportation costs are also subject to risks that include, without limitation, increased rates due to competition, increased fuel costs and increased capital expenditures related to repair, maintenance and upgrading of transportation infrastructure. Increases in transportation costs will increase our operating costs and adversely impact our profitability. If we are unable to obtain transportation services or if our transportation costs increase, our revenues may decrease due to our inability to deliver products to market and our operating expenses may increase, each of which would adversely affect our results of operations.
Trade Restrictions
A substantial portion of our products that are manufactured in Canada are exported for sale. Our financial results are dependent on continued access to the export markets and tariffs, quotas and other trade barriers that restrict or prevent access represent a continuing risk to us. Canadian softwood lumber exports to the U.S. have been the subject of trade

Exhibit 99.3
disputes and managed trade arrangements for the last several decades. During the period from October 2006 through October 2015 these exports were subject to a trade agreement between the U.S. and Canada and on the expiry of that agreement, a one‑year moratorium on trade sanctions by the U.S. came into place. That moratorium has expired and in November 2016 a group of U.S. lumber producers petitioned the USDOC and the USITC to impose trade sanctions against Canadian softwood lumber exports to the U.S. In 2017 duties were imposed on Canadian softwood lumber exports to the U.S. The current duties are likely to remain in place until and unless some form of trade agreement can be reached between the U.S. and Canada (which trade agreement could include other tariffs or duties or quotas that restrict lumber exports) or a final, binding determination is made as a result of litigation. Unless the additional costs imposed by duties can be passed along to lumber consumers, the duties will increase costs for Canadian producers and, in certain cases, could result in some Canadian production becoming unprofitable. Whether and to what extent duties can be passed along to consumers will largely depend on the strength of demand for softwood lumber, which is significantly influenced by the levels of new residential construction in the U.S. If duties can be passed through to consumers in whole or in part the price of Canadian softwood lumber will increase (although the increase will not necessarily be for the benefit of Canadian producers) which in turn could cause the price of SYP lumber, which would not be subject to the duty, to increase as well.
While the USDOC has issued its final duty rates for 2019, the duty rates for 2020 and 2021 periods of investigation have not been finalized, and there is no assurance that the final rates for antidumping duty and countervailing duty will not differ materially from the cash deposit rates in place for those years.
The application of U.S. trade laws could, in certain circumstances, create significant burdens on us. We are a mandatory respondent in current investigations being conducted by the USDOC into alleged subsidies and dumping of Canadian softwood lumber. In addition, the current trade dispute between the U.S. and China could negatively impact either or both the U.S. and Chinese economies which could have an adverse effect on the demand for our products and could adversely affect our financial results. Further, the current diplomatic and trade issues between Canada and China could result in tariffs and other trade barriers that restrict access to the market in China for our products.
The future performance of our business is dependent upon international trade and, in particular, cross border trade between Canada and the U.S. and between the United Kingdom (“UK”) and European Union. Access to markets in the U.S., the European Union and other countries may be affected from time to time by various trade-related events. The financial condition and results of operations of our business could be materially adversely affected by trade rulings, the failure to reach or adopt trade agreements, the imposition of customs duties or other tariffs, or an increase in trade restrictions in the future.
Environment
We are subject to regulation by federal, provincial, state, municipal and local environmental authorities, including, among other matters, environmental regulations relating to air emissions and pollutants, wastewater (effluent) discharges, solid and hazardous waste, landfill operations, forestry practices, permitting obligations, site remediation and the protection of threatened or endangered species and critical habitat. Concerns over climate change, carbon emissions, water and land-use practices and the protection of threatened or endangered species and critical habitat could also lead governments to enact additional or more stringent environmental laws and regulations that may require us to incur significant capital expenditures, pay higher taxes or fees, including carbon related taxes or otherwise could adversely affect our operations or financial conditions.
We have incurred, and will continue to incur, capital expenditures and operating costs to comply with environmental laws and regulations, including the U.S. Environmental Protection Agency’s Boiler MACT (maximum achievable control technology) regulations. These regulations include environmental laws and regulations relating to air emissions, wastewater discharges, solid and hazardous waste management, plant and wildlife protection and site remediation, as well as workplace safety. In addition, changes in the regulatory environment respecting climate change have and may lead governments and regulatory bodies to enact additional or more stringent laws and regulations and impose operational restrictions or incremental levies and taxes applicable to our Company which could require us to incur increased capital expenditures or result in increased operating expenses. In addition, we anticipate incurring additional capital expenditures in connection with capital projects that we plan to undertake in order to achieve our targeted greenhouse gas emission objectives. These capital expenditures may be greater than initially projected, and changes in environmental laws could impose more stringent requirements than our targeted objectives and result in increased capital expenditures or acceleration of the time for completion of the capital projects.

Exhibit 99.3
No assurance can be given that changes in these laws and regulations or their application will not have a material adverse effect on our business, operations, financial condition and operational results. Similarly, no assurance can be given that capital expenditures necessary for future compliance with existing and new environmental laws and regulations could be financed from our available cash flow. Failure to comply with applicable laws and regulations could result in fines, penalties or other enforcement actions that could impact our production capacity or increase our production costs. In addition, laws and regulations could become more stringent or subject to different interpretation in the future.
We may discover currently unknown environmental problems, contamination, or conditions relating to our past or present operations. This or any failure to comply with environmental laws and regulations may require site or other remediation costs or result in governmental or private claims for damage to person, property, natural resources or the environmental or governmental sanctions, including fines or the curtailment or suspension of our operations, which could have a material adverse effect on our business, financial condition and operational results.
We are currently involved in investigation and remediation activities and maintain accruals for certain environmental matters or obligations, as set out in the notes to our Annual Financial Statements. Changing weather patterns and climatic conditions due to natural and man-made causes, including temperature shifts and changes to seasonal norms for winter and summer, can adversely impact our ability to meet our reforestation obligations and the expected cost to settle these liabilities. There can be no assurance that any costs associated with such obligations or other environmental matters will not exceed our accruals.
Our Canadian woodland operations, and the harvesting operations of our many key U.S. log and European wood fibre suppliers, in addition to being subject to various environmental protection laws, are subject to third-party certification as to compliance with internationally recognized, sustainable forest management standards. Demand for our products may be reduced if we are unable to achieve compliance or are perceived by the public as failing to comply, with these applicable environmental protection laws and sustainable forest management standards, or if our customers require compliance with alternate forest management standards for which our operations are not certified. In addition, changes in sustainable forest management standards or our determination to seek certification for compliance with alternate sustainable forest management standards may increase our costs of wood fibre and operations.
Climate Change, Environmental and Social Risks
We face direct risks associated with climate change and the environment, as well as indirect risks resulting from the growing international concern regarding climate change, environmental and social matters. Specifically, there has been a significant increase in focus on the timing and ability of organizations to transition to a lower-carbon economy and to demonstrate a commitment to environmental, social and governance issues. Governments, financial institutions, insurance companies, environmental and governance organizations, institutional investors, social and environmental activists, and individuals, are increasingly seeking to implement, among other things, regulatory developments, policy changes and investment patterns, which, individually and collectively may have financial implications for both us and our stakeholders (i.e., customers, suppliers, shareholders).
Our business operations face risks associated with climate change and the environment, as identified and discussed in this Risk and Uncertainties section of this MD&A. In addition, climate change and its associated impacts may increase our exposure to, and magnitude of, other risks identified in this Risk and Uncertainties section of this MD&A.
Overall, we are not able to estimate at this time the degree to which climate change related regulatory, climatic conditions, and climate-related transition risks could impact our financial and operating results. Our business, financial condition, results of operations, cash flows, reputation, access to capital, access to insurance, cost of borrowing, access to liquidity, ability to fund dividend payments and/or business plans may, in particular, without limitation, be adversely impacted as a result of climate change and its associated impacts.
We also face potential strategic, reputational, business, legal and regulatory risks relating to our actual or perceived actions, or inaction, in relation to climate change and other environmental and social risk issues, progress against its environmental or social commitments, or our disclosures on these matters. Investors and stakeholders increasingly compare companies based on climate-related performance and a perception among financial institutions and investors that our ESG initiatives, including the forestry industry’s sustainability initiatives, are insufficient, could adversely affect our reputation and ability to attract investors and capital. We will be adopting certain greenhouse gas emissions reduction targets as part of our overall sustainability and ESG initiatives, which will include the adoption of science-based targets to achieve significant reductions to GHG emissions targeted by 2030. There is a risk that we will not meet our GHG

Exhibit 99.3
emissions reduction targets, that some or all of the expected benefits and opportunities of achieving our various GHG and sustainability targets may fail to materialize, and that achieving the targets may cost more to achieve than projected or may not occur within anticipated time periods. Our failure to achieve our GHG or our sustainability targets, or a perception by key stakeholders, including our customers and our investors, that our GHG targets or other ESG initiatives are insufficient, could adversely affect our reputation and our ability to attract investors, capital and insurance coverage. Further, actions taken by us to meet our GHG targets and achieve our sustainability objectives may ultimately increase our projected capital expenditures and our costs of operations. In addition, our ability to access capital or the costs of available capital may be adversely affected in the event that financial institutions, investors, rating agencies and/or lenders adopt more restrictive sustainability policies than we have committed to.
Indigenous Groups
Issues relating to Indigenous groups, including Indigenous Nations, Métis and others, have the potential for an impact on resource companies operating in Canada including West Fraser. Risks include potential delays or effects of governmental decisions relating to Canadian Crown timber harvesting rights (including their grant, renewal or transfer or authorization to harvest) in light of the government’s duty to consult and accommodate Indigenous groups in respect of Aboriginal rights or treaty rights, agreements governments may choose to enter into with Indigenous groups or steps governments may take in favour of Indigenous groups even if not required by law, related terms and conditions of authorizations and potential findings of Aboriginal title over land.
We participate, as requested by the government, in the consultation process in support of the government fulfilling its duty to consult. We also seek to develop and maintain good relationships and, where possible, agreements with Aboriginal groups that may be affected by our business activities. However, as the jurisprudence and government policies respecting Indigenous rights and title and the consultation process continue to evolve, as treaty and non-treaty negotiations continue, and as governments continue to announce and implement further policy and legislative changes to Indigenous interests (including, but not limited to the British Columbia Declaration of the Rights of Indigenous Peoples Act and the federal United Nations Declaration on the Rights of Indigenous Peoples Act, we cannot assure that Indigenous claims will not in the future have a material adverse effect on our timber harvesting rights or our ability to exercise or renew them or secure other timber harvesting rights.
In addition, if the Government of British Columbia implements its plan to defer logging in “old growth” forest areas, our ability to secure timber supply from affected areas may be impacted by our ability to foster and maintain good relations with Indigenous Nations in the impacted areas, and their willingness to approve or consent to logging of portions of our forest licenses that are considered “old growth” forests. The unwillingness of Indigenous Nations to approve or consent to logging in areas impacted by the deferral could reduce the amount of timber supply available to us.
Contagious Disease
The continuing COVID‑19 pandemic could cause interruptions to our business and operations and otherwise have an adverse effect on our business, financial condition and/or results of operations including as a result of the effects on: (i) global economic activity, (ii) the business, operations, financial condition, and solvency of our customers caused by operating shutdowns or disruptions or financial or liquidity issues, (iii) the demand for and price of our products, (iv) the health of our employees and the impact on their ability to work or travel, (v) our ability to operate our manufacturing facilities, (vi) our supply chain and the ability of third party suppliers, service providers and/or transportation carriers to supply goods or services on which we rely on to transport our products to market, and (vii) our revenues, cash flow, liquidity and ability to maintain compliance with the covenants in our credit agreements. Specifically, the current escalation of the highly transmissible Omicron variant or future variants may result in our inability to fully staff our manufacturing facilities, with the result that we may be forced to temporarily close facilities or reduce production rates during periods. In addition, our future business may be impacted local, regional, national or international outbreak or escalation of other contagious diseases, viruses or other illnesses, including future COVID‑19 variants, Middle East Respiratory Syndrome, Severe Acute Respiratory Syndrome, H1N1 influenza virus, avian flu or any other similar illness, or fear of the foregoing,
Demand and prices for our products may be adversely affected by such outbreaks and pandemics that affect levels of economic activity, and we are unable to predict or estimate the timing or extent of the impact of such outbreaks and pandemics. Governmental measures or restrictions, including those requiring the closures of businesses, restrictions on travel, country, provincial or state and city-wide isolation orders, and physical distancing requirements, may directly affect our operations and employees and those of our customers, suppliers and service providers, and the demand for

Exhibit 99.3
and pricing of our products. The spread of such viruses among our employees or those of our suppliers or service providers could result in lower production and sales, higher costs, and supply and transportation constraints. Accordingly, our production, costs, and sales may be negatively affected, which could have a material adverse effect on our business, financial condition and/or results of operation.
Given the ongoing and dynamic nature of the COVID-19 outbreak, it is challenging to predict the impact on the Company’s business. The extent of such impact will depend on future developments, which are highly uncertain, including the resurgence of COVID-19 as restrictions are eased or lifted, new information that may emerge concerning the spread and severity of COVID-19, and actions taken to address its impact, among others. It is difficult to predict how this virus may affect our business in the future, including its effect (positive or negative; long or short term) on the demand and price for our products. It is possible that COVID-19, particularly if it has a prolonged duration, could have a material adverse effect on our supply chain, market pricing and customer demand, and distribution networks. These factors may further impact our operating plans, business, financial condition, liquidity, the valuation of long-lived assets, and operating results.
Regulatory
Our operations are subject to extensive general and industry specific federal, provincial, state, municipal and other local laws and regulations and other requirements, including those governing forestry, exports, taxes (including, but not limited to, income, sales and carbon taxes), employees, labour standards, occupational health and safety, waste disposal, environmental protection and remediation, protection of endangered and protected species and land use and expropriation. We are required to obtain approvals, permits and licences for our operations, which may require advance consultation with potentially affected stakeholders including Indigenous groups and impose conditions that must be complied with. If we are unable to obtain, maintain, extend or renew, or are delayed in extending or renewing, a material approval, permit or license, our operations or financial condition could be adversely affected. There is no assurance that these laws, regulations or government requirements, or the administrative interpretation or enforcement of existing laws and regulations, will not change in the future in a manner that may require us to incur significant capital expenditures, pay higher taxes or otherwise could adversely affect our operations or financial condition. Failure to comply with applicable laws or regulations, including approvals, permits and licences, could result in fines, penalties or enforcement actions, including orders suspending or curtailing our operations or requiring corrective measures or remedial actions.
Natural and Man-Made Disasters and Climate Change Adaptation
Our operations are subject to adverse natural or man-made events such as forest fires, flooding, hurricanes and other severe weather conditions, climate change, timber diseases and insect infestations including those that may be associated with warmer climate conditions, and earthquake activity. Over the past several years, changing weather patterns and climatic conditions due to natural and man-made causes, including temperature shifts and changes to seasonal norms for winter and summer, have added to the unpredictability and frequency of natural events such as severe weather, hurricanes, flooding, hailstorms, wildfires, snow, ice storms, and the spread of disease and insect infestations. Trends towards heavier precipitation patterns, changes to water quality and water storage on the land base can result in the overall degradation of water quality and reduced water supply levels. These events could damage or destroy or adversely affect the operations at our physical facilities or the cost, availability, and quality of our timber supply, and similar events could also affect the facilities of our suppliers or customers. Any such damage or destruction could adversely affect our financial results as a result of the reduced availability of timber, decreased production output, increased operating costs or the reduced availability of transportation. Although we believe we have reasonable insurance arrangements in place to cover certain of such incidents related to damage or destruction, there can be no assurance that these arrangements will be sufficient to fully protect us against such losses. As is common in the industry, we do not insure loss of standing timber for any cause.
In addition, government action to address climate change, carbon emissions, water and land use and the protection of threatened or endangered species and critical habitat may result in the enactment of additional or more stringent laws and regulations that may require us to incur significant capital expenditures, pay higher taxes or fees, including carbon related taxes, or otherwise could adversely affect our operations or financial conditions.
Information Technology and Cyber Security
We are reliant on our information and operations technology systems to operate our manufacturing facilities, access fibre, communicate internally and with suppliers and customers, to sell our products and to process payments and payroll

Exhibit 99.3
as well as for other corporate purposes and financial reporting. An interruption or failure or unsuccessful implementation and integration of our information and operations technology systems could result in a material adverse effect on our operations, business, financial condition and results of operations.
In order to optimize performance, we regularly implement business process improvement initiatives and invest capital to upgrade our information technology infrastructure. These initiatives may involve risks to the operations and we may experience difficulties during the transition to these new or upgraded systems and processes. Difficulties in implementing new or upgraded information systems or significant system failures could disrupt operations and have a material adverse effect on the business.
In the ordinary course of our business, we collect and store sensitive data, including intellectual property, proprietary business and confidential financial information and identifiable personal information of our employees. We rely on industry accepted security measures and technology to protect our information systems and confidential and proprietary information.
However, our information and operations technology systems, including process control systems, are still subject to cyber security risks and are vulnerable to natural disasters, fires, power outages, vandalism, attacks by hackers or others or breaches due to employee error or other disruptions. Any such attack on or breach of our systems including through exposure to potential computer viruses or malware could compromise our systems and stored information may be accessed, publicly disclosed, lost or compromised, which could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, disruptions to our operations, decreased performance and production, increased costs, and damage to our reputation, which could have a material adverse effect on our business, financial condition and results of operations. As cyber security threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities. However, our exposure to these risks cannot be fully mitigated due to the nature of these threats. Further, disruptions resulting from cyber security breaches could expose us to potential liability or other proceedings by affected individuals, business partners and/or regulators. As a result, we could face increased costs if any future claims exceed our insurance coverage.
Product Liability and Legal Proceedings
We produce a variety of wood-based panels that are used in new home construction, repair and remodelling of existing homes, furniture and fixtures, and industrial applications. In the normal course of business, the end users of our products have in the past made, and could in the future make, claims with respect to the fitness for use of its products or claims related to product quality or performance issues. In addition, we have been in the past and may in the future be involved in legal proceedings related to antitrust, negligence, personal injury, property damage, environmental matters, and labour and other claims against us or our predecessors. We could face increased costs if any future claims exceed purchased insurance coverage.
Capital Intensity
Our business and the production of wood-based panels is capital intensive. There can be no assurance that key manufacturing facilities and pieces of equipment will not need to be updated, modernized, repaired or replaced, or that operation of our manufacturing facilities could not otherwise be disrupted unexpectedly, for example by adverse weather, labour disputes, information technology disruptions, power outages, fire, explosion or other hazards including combustible wood dust. In certain circumstances, the costs of repairing or replacing equipment, and the associated downtime of the affected production line, may not be insurable.
We are required to review our long-lived assets for indicators that their carrying values will not be recovered. Indicators could include high raw material costs, energy cost, changes in demand for our products, declines in product pricing, changes in technology, prolonged negative results or operational curtailments, and may result in non-cash impairment or accelerated depreciation charges in the future and therefore have a negative impact to earnings in the period when these charges are recorded.
Tax Exposures
In the normal course of business, we take various positions in the filing of our tax returns, and there can be no assurance that tax authorities will not challenge such filing positions. In addition, we are subject to further uncertainties concerning

Exhibit 99.3
the interpretation and application of tax laws in various operating jurisdictions. We provide for known estimated tax exposures in all jurisdictions. These exposures are settled primarily through the closure of audits with the jurisdictional taxing authorities. However, future settlements could differ materially from our estimated liabilities.
Potential Future Changes in Tax Laws, including Tax Rates
Our corporate structure is based on prevailing taxation law, regulations and practice in the local jurisdictions in which we operate. We are aware that new taxation rules could be enacted or that existing rules could be applied in a manner that subjects our profits to additional taxation or otherwise has a material adverse effect on our profitability, results of operations, deferred tax assets and liabilities, financial condition or the trading price of its securities. Our management is continually monitoring changes in tax policy, tax legislation (including in relation to taxation rates), and the interpretation of tax policy or legislation or practice that could have such an effect. At any given time, we may face tax exposures arising out of changes in tax or transfer pricing laws, tax reassessments or otherwise. Governments around the world are increasingly seeking to regulate multinational companies and their use of differential tax rates between jurisdictions. This effort includes a greater emphasis by various nations to coordinate and share information regarding companies and the taxes they pay. Changes in governmental taxation policies and practices could adversely affect us or result in negative media coverage and, depending on the nature of such policies and practices, could have a greater impact on the Company than on other companies.

Foreign Currency Exchange Rates

Our Canadian operations sell the majority of their products at prices denominated in U.S. dollars or based on prevailing U.S. dollar prices while a significant portion of their operational costs and expenses are incurred in Canadian dollars. Upon closing of the Norbord Acquisition, we have changed the functional currency and presentation currency of our Canadian operations, with the exception of our Canadian newsprint operation, from Canadian dollars to United States dollars. Our United Kingdom operations sell a portion of their products at prices denominated in Euros while the majority of their costs are incurred in British Pounds Sterling.

Accordingly, exchange rate fluctuations will result in exchange gains or losses recorded in earnings and other comprehensive earnings. This results in significant earnings sensitivity to changes in the relative value of the United States dollar in comparison to the value of the Canadian dollar, British pound sterling and Euro. These exchange rates are affected by a broad range of factors which makes future rates difficult to accurately predict. Significant fluctuations in relative currency values may also negatively affect the cost competitiveness of our facilities, the value of our foreign investments, the results of our operations and our financial position.

Financial
Capital Plans
Our capital plans will include, from time to time, expansion, productivity improvement, technology upgrades, operating efficiency optimization and maintenance, repair or replacement of our existing facilities and equipment. In addition, we will from time to time undertake the acquisition of facilities or the rebuilding or modernization of existing facilities, including the rebuilding and modernization of existing and newly acquired facilities. We may also in the future be required to undertake capital projects to (i) address or mitigate the impacts of climate change and extreme weather events at our facilities, (ii) comply with new government regulation directed at reducing the impacts of climate change; (iii) reduce the carbon intensity or footprint of our existing operations by reducing or eliminating fossil fuel usage, or (iii) comply with new government regulation directed at improving environmental protection. If the capital expenditures associated with these capital projects are greater than we have projected or if construction timelines are longer than anticipated, or if we fail to achieve the intended efficiencies, our financial condition, results of operations and cash flows may be adversely affected. In addition, our ability to expand production and improve operational efficiencies will be contingent on our ability to execute on our capital plans. Our capital plans and our ability to execute on such plans may be adversely affected by availability of, and competition for, qualified workers and contractors, machinery and equipment lead times, changes in government regulations, unexpected delays and increases in costs of completing capital projects including due to increased materials, machinery and equipment costs resulting from trade disputes and increased tariffs and duties.

Exhibit 99.3
Capital Resources
We believe our capital resources will be adequate to meet our current projected operating needs, capital expenditures and other cash requirements. Factors that could adversely affect our capital resources include prolonged and sustained declines in the demand and prices for our products, unanticipated significant increases in our operating expenses and unanticipated capital expenditures. If for any reason we are unable to provide for our operating needs, capital expenditures and other cash requirements on commercially reasonable terms, we could experience a material adverse effect to our business, financial condition, results of operations and cash flows.
Availability of Credit
We rely on long term borrowings and access to revolving credit in order to finance our ongoing operations. Our ability to refinance or renew such facilities will be dependent upon our financial condition, profitability and credit ratings and prevailing financial market conditions. Any change in availability of credit in the market, as could happen during an economic downturn, could affect our ability to access credit markets on commercially reasonable terms. In the future we may need to access public or private debt markets to issue new debt. Deteriorations or volatility in the credit markets could also adversely affect:
•our ability to secure financing to proceed with capital expenditures for the repair, replacement or expansion of our existing facilities and equipment;
•our ability to comply with covenants under our existing credit or debt agreements;
•the ability of our customers to purchase our products; and
•our ability to take advantage of growth, expansion or acquisition opportunities.
In addition, deteriorations or volatility in the credit market could result in increases in the interest rates that we pay on our outstanding non‑fixed rate debt, which would increase our costs of borrowing and adversely affect our results.
We have notes maturing in 2024 and a term loan maturing in 2024. There is no assurance that financing will be available to us when required or may not be available to us on commercially favourable or otherwise satisfactory terms in the future to re-finance these notes and term loan when they become due.
Credit Ratings
Credit rating agencies rate our debt securities based on factors that include our operating results, actions that we take, their view of the general outlook for our industry and their view of the general outlook for the economy. Actions taken by the rating agencies can include maintaining, upgrading or downgrading the current rating or placing us on a watch list for possible future downgrading. Downgrading the credit rating of our debt securities or placing us on a watch list for possible future downgrading could limit our access to the credit markets, increase our cost of financing and have an adverse effect on our financial condition.
Costs of Materials and Energy
We rely heavily on certain raw materials, including logs, wood chips and other fibre sources, chemicals, and energy sources, including natural gas and electricity, in our manufacturing processes. Competition from our industry and other industries may result in increased demand and costs for these raw materials and energy sources. Increases in the costs of these raw materials and energy sources will increase our operating costs and will reduce our operating margins. There is no assurance that we will be able to fully offset the effects of higher raw material or energy costs through hedging arrangements, price increases, productivity improvements or cost‑reduction programs.
Operational Curtailments
From time to time, we suspend or curtail operations at one or more of our facilities in response to market conditions, environmental risks, or other operational issues, including, but not limited to scheduled and unscheduled maintenance, temporary periods of high electricity prices, power failures, equipment breakdowns, adverse weather conditions, labour disruptions, unavailability of staff due to COVID-19, fire hazards, and the availability or cost of raw materials including logs and wood chips. In addition, the potential increased frequency of extreme weather events associated with climate change may result in operational curtailments becoming more frequent than we have experienced historically.

Exhibit 99.3
In addition, our ability to operate at full capacity may be affected by ongoing capital projects. As a result, our facilities may from time to time operate at less than full capacity. These operational suspensions could have a material adverse effect on our financial condition as a result of decreased revenues and lower operating margins.
In Canada, a substantial portion of the wood chip requirements of our Canadian pulp and paper operations are provided by our Canadian sawmills and plywood and LVL plants. If wood chip production is reduced because of production curtailments, improved manufacturing efficiencies or any other reason, our pulp and paper operations may incur additional costs to acquire or produce additional wood chips or be forced to reduce production. Conversely, pulp and paper mill production curtailments may require our sawmills and panel mills to find other ways to dispose of residual wood fibre and may result in curtailment or suspension of lumber, plywood or LVL production and increased costs.
Labour and Services
Our operations rely on experienced local and regional management and both skilled and unskilled workers as well as third party services such as logging and transportation and services for our capital projects. Because our operations are generally located away from major urban centers, we often face strong competition from our industry and others such as oil and gas production, mining and manufacturing for labour and services, particularly skilled trades. Shortages of key services or shortages of management leaders or skilled or unskilled workers, including those caused by a failure to attract and retain a sufficient number of qualified employees and other personnel or high employee turnover could impair our operations by reducing production or increasing costs or the ability to execute on our capital projects including timing and costs.
We employ a unionized workforce in a number of our operations. Walkouts or strikes by employees could result in lost production and sales, higher costs, supply constraints and litigation that could have a material adverse effect on our business. In addition, disputes with the unions that represent our employees may lead to litigation, the result of which may adversely impact cash flow and profitability of certain of our operations. Also, we depend on a variety of third parties that employ unionized workers to provide critical services to us. Labour disputes experienced by these third parties could lead to disruptions at our facilities.
Approximately 35% of our employees are covered by collective agreements. There were no expired collective agreements remaining as at December 31, 2021, other than the collective agreement with respect to our Hinton facilities. All of our UK and Belgian union contracts are evergreen. Union agreements representing approximately 9% and 30% of our unionized employees expire in 2022 and 2023, respectively. In the event that we are unable to renew these collective agreements upon their expiry, we could experience strikes or labour stoppages at the impacted facilities which could result in lost production and sales, higher costs and/or supply constraints.
Wood Dust
Our operations generate wood dust which has been recognized for many years as a potential health and safety hazard and operational issue. The potential risks associated with wood dust have been increased in those of our B.C. and Alberta facilities that have been processing mountain pine beetle‑killed logs and fire damaged logs as the wood dust generated from these logs tends to be drier, lighter and finer than wood dust typically generated. We have adopted a variety of measures to reduce or eliminate the risks and operational challenges posed by the presence of wood dust in our facilities and we continue to work with industry and regulators to develop and adopt best mitigation practices. Any explosion or similar event at any of our facilities or any third-party facility could result in significant loss, increases in expenses and disruption of operations, each of which would have a material adverse effect on our business.
Pension Plan Funding
We are the sponsor of several defined benefit pension plans, including plans of Norbord which we assumed as part of the Norbord Acquisition, which exposes us to market risks related to plan assets and liabilities. Funding requirements for these plans are based on actuarial assumptions concerning expected return on plan assets, future salary increases, life expectancy and interest rates. If any of these assumptions differs from actual outcomes such that a funding deficiency occurs or increases, we would be required to increase cash funding contributions which would in turn reduce the availability of capital for other purposes. We are also subject to regulatory changes regarding these plans which may increase the funding requirements which would in turn reduce the availability of capital for other purposes.

Exhibit 99.3
International Sales
A portion of our products are exported to customers in China, Japan and in developing markets. International sales present a number of risks and challenges, including but not limited to the effective marketing of our products in foreign countries, collectability of accounts receivable, tariffs and other barriers to trade and recessionary environments in foreign economies.
Strategic Initiatives
Our future success may in part be dependent on the performance of strategic initiatives, which could include growth in certain segments or markets and acquisitions. There can be no assurance that we will be able to successfully implement important strategic initiatives in accordance with our expectations, which may adversely affect our business, financial results and future growth prospects.
Acquisitions
We may evaluate and complete potential acquisitions from time to time and have in the past grown through acquisitions. However, there is no assurance that we in the future will be able to successfully identify potential acquisitions or efficiently and cost-effectively integrate any assets or business that we acquire without disrupting existing operations.
Acquisitions are subject to a range of inherent risks, including the assumption of incremental regulatory/compliance, pricing, labour relations, litigation, environmental, tax and other risks. Further, we may not be able to successfully integrate or achieve anticipated synergies from those acquisitions which we do complete and/or such acquisitions may be dilutive in the short to medium term. Any of these adverse outcomes could result in us not achieving the financial benefits of prospective acquisitions and have a material adverse effect on our profitability
We May Not Achieve the Anticipated Benefits from the Acquisition of Norbord
Our ability to realize the anticipated benefits and synergies of our acquisition of Norbord will depend in part on our successfully consolidating Norbord’s business and integrating Norbord’s operations, procedures and personnel in a timely and efficient manner, as well as on our ability to realize the anticipated growth opportunities and synergies, efficiencies and cost savings from the combined business. There is no assurance that the targeted annual synergies will be achieved.
Return of Capital to Shareholders
We have returned capital to our shareholders in 2021 through a combination of dividends and share repurchases, both through our normal course issuer bid and our substantial issuer bid. There is no assurance that we will continue to return capital to shareholders in future years, or as to the amount of capital that will be returned. Further, decisions to return capital to shareholders remain at the discretion of our board of directors and shareholders may not agree with the manner and the amounts of capital that are returned to shareholders. The declaration and payment of cash dividends remains within the discretion of our board of directors. Historically, cash dividends have been declared on a quarterly basis payable after the end of each quarter. There is no assurance that our board of directors will continue to maintain our dividend at the current rate. Our board of directors has the power to declare dividends in its discretion and in any manner and at any time as it may deem necessary or appropriate in the future. For these reasons, as well as others, there can be no assurance that dividends that we pay in the future will be equal or similar to the dividends historically paid by West Fraser or that our board of directors will not decide to suspend or discontinue the payment of cash dividends in the future.
Risks Associated with the NYSE Listing and Litigation
We have listed the West Fraser Shares on the NYSE in connection with our completion of the Norbord Acquisition. Our continued listing on the NYSE may expose us to additional regulatory proceedings, litigation (including class actions), mediation, and/or arbitration from time to time, which could adversely affect our business, financial condition and operations. Monitoring and defending against legal actions, with or without merit, can be time-consuming, may divert management’s attention and resources and can cause us to incur significant expenses. In addition, legal fees and costs incurred in connection with such activities may be significant and we may, in the future, be subject to judgments or enter into settlements of claims for significant monetary damages. While we have insurance that may cover the costs and awards of certain types of litigation, the amount of insurance may not be sufficient to cover any costs or awards.

Exhibit 99.3
Substantial litigation costs or an adverse result in any litigation may adversely impact our business, financial condition, or operations. Litigation, and any decision resulting therefrom, may also create a negative perception of West Fraser.
Risk Associated with Internal Controls
We are required to maintain and evaluate the effectiveness of our internal controls over financial reporting under National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings in Canada and under the Exchange Act in the United States. Effective internal controls are required for us to accurately and reliably report our financial results and other financial information. There is no assurance that we will be able to achieve and maintain the adequacy of our internal controls over financial reporting as such standards are modified, supplemented, or amended from time to time, and we may not be able to ensure that we can conclude on an ongoing basis that our internal controls over financial reporting is effective. Our failure to establish and maintain effective internal controls over financial reporting could result in our inability to meet our reporting obligations, our inability to prevent fraud and our ability to detect material misstatements. As a result, any failure to maintain effective internal controls over financial reporting may result in investors losing confidence in our ability to report timely, accurate and reliable financial and other information, may expose us to legal or regulatory actions and may adversely impact the market value of our Common shares.
In addition, under Section 404 of the Sarbanes-Oxley Act, we will be required to design, document and test the effectiveness of our internal controls over financial reporting. There is no assurance that our efforts to develop and maintain our internal controls will be successful or sufficient to meet our obligations under SOX or that our auditors will deliver their attestation report confirming their opinion that our internal controls over financial reporting are effective as at December 31, 2022.
Our Common Shares May be Subject to Trading Volatility
Our Common Shares will be subject to material fluctuations in trading prices and volumes which may increase or decrease in response to a number of events and factors, which will include:
•changes in the market price of the commodities that we sell and purchase;
•current events affecting the economic situation in North America, Europe and the international markets in which our products are sold;
•trends in the lumber and OSB industries and other industries in which we operate;
•regulatory and/or government actions;
•changes in financial estimates and recommendations by securities analysts;
•future acquisitions and financings;
•the economics of current and future projects undertaken by us;
•variations in our operating results, financial condition or dividend policies;
•the operating and share price performance of other companies, including those that investors may deem comparable to West Fraser;
•the issuance of additional equity securities by us; and
• the occurrence of any of the risks and uncertainties described above.
In addition to factors directly affecting West Fraser, our Common shares may also experience volatility that is attributable to the overall state of the stock markets in which wide price swings may occur as a result of a variety of financial, economic and market perception factors. This overall market volatility may adversely affect the price of our Common shares, regardless of our own relative operating performance.

CONTROLS AND PROCEDURES
West Fraser is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting, each as defined in NI 52-109.
Limitations on Scope of Design of DC&P and ICFR
In accordance with the provisions of NI 52-109, our management has limited the scope of its design of West Fraser’s disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of Angelina Forest Products LLC, which was acquired on December 1, 2021.

Exhibit 99.3
Angelina’s contribution to our consolidated financial statements for the year ended December 31, 2021 was $15 million of sales, representing approximately 0.1% of consolidated sales, and $1 million of earnings, representing a nominal percentage of consolidated earnings. Additionally, assets attributed to Angelina’s assets were $322 million, representing approximately 3.1% of our total assets as at December 31, 2021.
Disclosure Controls and Procedures
We have designed our disclosure controls and procedures to provide reasonable assurance that information that is required to be disclosed by us in our annual filings, interim filings and other reports that we file or submit under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation. These include controls and procedures designed to ensure that information that we are required to disclose under securities legislation is accumulated and communicated to our management, including our President and Chief Executive Officer and the Vice-President, Finance and Chief Financial Officer , as appropriate to allow timely decisions regarding required disclosure.
Our management, under the supervision and with the participation of our CEO and CFO, has conducted an evaluation of our disclosure controls and procedures as of December 31, 2021. Based on this evaluation, our CEO and CFO have concluded that our disclosure controls and procedures are effective as of December 31, 2021.
Internal Controls and Procedures
Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with IFRS.
Our management, under the supervision of the CEO and CFO, is required under NI 52-109 to evaluate the effectiveness of our internal controls over financial reporting as of December 31, 2021. Our management completed this evaluation using the Committee of Sponsoring Organizations of the Treadway Commission Internal Control-Integrated Framework (2013). Based on this evaluation, our CEO and CFO have concluded that our internal controls over financial reporting were effective as of December 31, 2021.
There has been no change in our internal controls over financial reporting that occurred during the year ended December 31, 2021, that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting, other than changes in our internal controls over financial reporting resulting from the acquisition and integration of Norbord.
Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Additionally, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

DEFINITIONS, RECONCILIATIONS, AND OTHER INFORMATION
Transactions Between Related Parties
The Company undertakes transactions with key management personnel, consisting of our directors and officers. These individuals have the authority and responsibility for overseeing, planning, directing, and controlling our activities. Total compensation expense for key management personnel was $55 million in 2021, compared to $25 million in 2020. The increase in compensation expense was due primarily to the increased number of directors and officers resulting from the Norbord Acquisition and higher equity-based compensation driven by the impact of the Assumed Option Plans and an increase in our share price during 2021 See Note 19 of our Annual Financial Statements for additional details.
Non-GAAP and Other Specified Financial Measures

Throughout this MD&A, we make reference to (1) certain non-GAAP financial measures, including Adjusted EBITDA and Adjusted EBITDA by segment (our “Non-GAAP Financial Measures”), (ii) certain capital management measures, including available liquidity, total debt to capital ratio, and net debt to capital ratio (our “Capital Management Measures”), and (iii) certain supplementary financial measures, including our expected capital expenditures and expected potential synergies

Exhibit 99.3
from the Norbord Acquisition (our “Supplementary Financial Measures”). We believe that these Non-GAAP Financial Measures, Capital Management Measures, and Supplementary Financial Measures (collectively, our “Non-GAAP and other specified financial measures”) are useful performance indicators for investors with regard to operating and financial performance and our financial condition. These Non-GAAP and other specified financial measures are not generally accepted financial measures under IFRS and do not have standardized meanings prescribed by IFRS. Investors are cautioned that none of our Non-GAAP Financial Measures should be considered as an alternative to earnings or cash flow, as determined in accordance with IFRS. As there is no standardized method of calculating any of these Non-GAAP and other specified financial measures, our method of calculating each of them may differ from the methods used by other entities and, accordingly, our use of any of these Non-GAAP and other specified financial measures may not be directly comparable to similarly titled measures used by other entities. Accordingly, these Non-GAAP and other specified financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The reconciliation of the Non-GAAP measures used and presented by the Company to the most directly comparable IFRS measures is provided in the tables set forth below.
Adjusted EBITDA and Adjusted EBITDA by Segment

Adjusted EBITDA is defined as earnings determined in accordance with IFRS adding back the following line items from the consolidated statements of earnings and comprehensive earnings: finance expense, tax provision or recovery, amortization, equity-based compensation, restructuring and impairment charges, and other.

Adjusted EBITDA by segment is defined as earnings before tax determined for each reportable segment in accordance with IFRS adding back the following line items from the consolidated statements of earnings and comprehensive earnings for that reportable segment: finance expense, amortization, equity-based compensation, restructuring and impairment charges, and other.

EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance, ability to incur and service debt, and as a valuation metric. We calculate Adjusted EBITDA and Adjusted EBITDA by segment to exclude items of an unusual nature that do not reflect our ongoing operations and should not, in our opinion, be considered in a long-term valuation metric or should not be included in an assessment of our ability to service or incur debt.

We believe that disclosing these measures assists readers in measuring performance relative to other entities that operate in similar industries and understanding the ongoing cash generating potential of our business to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends. Adjusted EBITDA is used as an additional measure to evaluate the operating and financial performance of our reportable segments.

The following tables reconcile Adjusted EBITDA to the most directly comparable IFRS measure, earnings.
See Note 17 of the Annual Financial Statements for a breakdown of the items making up Other. Other is comprised primarily of foreign exchange gain/loss and fair value adjustments on interest rate swap contracts and for Q4-21, $12 million of settlement cost relating to pension plan annuity purchase agreements for certain retired employees.

Effective January 1, 2021, and for all comparative periods, export duties are no longer excluded from the definition of Adjusted EBITDA.
Annual Adjusted EBITDA

($ millions)
	2021	2020	2019
Earnings	$2,947	$588	$(113)
Finance expense, net	45	27	37
Tax provision (recovery)	951	202	(52)
Amortization	584	203	195
Equity-based compensation	40	9	4
Restructuring and impairment charges	—	—	25
Other	2	14	8
Adjusted EBITDA	$4,569	$1,043	$104

Exhibit 99.3
Quarterly Adjusted EBITDA

($ millions)
	Q4-21	Q3-21	Q4-20
Earnings	$334	$460	$282
Finance expense, net	1	11	(3)
Tax provision (recovery)	104	164	103
Amortization	153	147	54
Equity-based compensation	12	9	4
Other	11	(5)	13
Adjusted EBITDA	$615	$786	$453

The following tables reconcile Adjusted EBITDA by segment to the most directly comparable IFRS measures for each of our reportable segments. We consider that earnings before tax is the most directly comparable measure for Adjusted EBITDA by segment, given we do not allocate consolidated tax amounts across our reportable segments.

Please refer to the “Adjusted EBITDA” section above for additional details concerning the composition of this measure and how it provides useful information to readers.

Annual Adjusted EBITDA by segment

($ millions)
2021	Lumber	North America EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Earnings before tax	$1,794	$2,121	$(22)	$112	$(107)	$3,898
Finance expense, net	17	3	5	1	19	45
Amortization	164	289	34	88	9	584
Equity-based compensation	—	—	—	—	40	40
Other	(2)	1	(2)	—	5	2
Adjusted EBITDA by segment	$1,973	$2,414	$15	$201	$(34)	$4,569

2020	Lumber	North America EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Earnings before tax	$769	$95	$(46)	$—	$(28)	$790
Finance expense, net	17	4	6	—	—	27
Amortization	151	13	31	—	8	203
Equity-based compensation	—	—	—	—	9	9
Other	2	(5)	8	—	9	14
Adjusted EBITDA by segment	$939	$107	$(1)	$—	$(2)	$1,043

Exhibit 99.3
Quarterly Adjusted EBITDA by segment

($ millions)
Q4-21	Lumber	North America EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Earnings before tax	$194	$265	$(25)	$36	$(32)	$438
Finance expense, net	(1)	—	—	1	1	1
Amortization	45	73	9	24	2	153
Equity-based compensation	—	—	—	—	12	12
Other	2	5	2	—	2	11
Adjusted EBITDA by segment	$240	$343	$(14)	$61	$(15)	$615

Q3-21	Lumber	North America EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Earnings before tax	$51	$542	$(16)	$68	$(21)	$624
Finance expense, net	8	1	2	(1)	1	11
Amortization	41	73	8	23	2	147
Equity-based compensation	—	—	—	—	9	9
Other	(7)	(4)	(1)	—	7	(5)
Adjusted EBITDA by segment	$93	$612	$(7)	$90	$(2)	$786

Q4-20	Lumber	North America EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Earnings before tax	$383	$42	$(33)	$—	$(7)	$385
Finance expense, net	(6)	1	2	—	—	(3)
Amortization	40	4	8	—	2	54
Equity-based compensation	—	—	—	—	4	4
Other	8	1	3	—	1	13
Adjusted EBITDA by segment	$425	$48	$(20)	$—	$—	$453
Available liquidity
Available liquidity is the sum of our cash and short-term investments and funds available under our committed and uncommitted bank credit facilities. We believe disclosing this measure assists readers in understanding our ability to meet uses of cash resulting from contractual obligations and other commitments at a point in time.

($ millions)
	December 31, 2021	December 31, 2020
Available liquidity
Cash and short-term investments	$1,568	$461
Operating lines available (excluding newsprint operation)[1]	1,025	811
	2,593	1,272
Cheques issued in excess of funds on deposit	—	—
Borrowings on operating lines	—	—
Available liquidity	$2,593	$1,272
1.Excludes demand line of credit dedicated to our jointly-owned newsprint operation as West Fraser cannot draw on it.

Exhibit 99.3
Total debt to total capital ratio
Total debt to total capital ratio is total debt divided by total capital, expressed as a percentage. Total capital is defined as the sum of total debt plus total equity. This calculation is defined in certain of our bank covenant agreements. We believe disclosing this measure assists readers in understanding our capital structure, financial solvency, and degree of leverage at a point in time.
The following table outlines the composition of the measure.

($ millions)
	December 31, 2021	December 31, 2020
Debt
Operating loans	$—	$—
Current and long-term lease obligation	28	6
Current and long-term debt	501	509
Interest rate swaps[1]	1	6
Open letters of credit[1]	65	50
Total debt	595	571
Shareholders’ equity	7,656	2,478
Total Capital	$8,251	$3,049
Total debt to capital	7%	19%
1.Letters of credit facilities and the fair value of interest rate swaps are part of our bank covenants’ total debt calculation.
Net debt to capital ratio
Net debt to capital ratio is net debt divided by total capital, expressed as a percentage. Net debt is calculated as total debt less cash and cash equivalents. Total capital is defined as the sum of net debt plus total equity. We believe disclosing this measure assists readers in understanding our capital structure, financial solvency, and degree of leverage at a point in time. We believe that using net debt in the calculation is helpful because net debt represents the amount of debt obligations that are not covered by available cash and short-term investments.
The following table outlines the composition of the measure.

($ millions)
	December 31, 2021	December 31, 2020
Debt
Operating loans	$—	$—
Current and long-term lease obligation	28	6
Current and long-term debt	501	509
Interest rate swaps[1]	1	6
Open letters of credit[1]	65	50
Total debt	595	571
Cash and short-term investments	(1,568)	(461)
Open letters of credit[1]	(65)	(50)
Interest rate swaps[1]	(1)	(6)
Cheques issued in excess of funds on deposit	—	—
Net Debt	(1,039)	54
Shareholders’ equity	7,656	2,478
Total Capital	$6,617	$2,532
Net debt to capital	(16)%	2%
1.Letters of credit facilities and the fair value of interest rate swaps are part of our bank covenants’ total debt calculation.

Exhibit 99.3
Expected capital expenditures

This measure represents our best estimate of the amount of cash outflows relating to additions to capital assets for the upcoming year based on our current outlook. This amount is comprised primarily of various improvement projects and maintenance-of-business expenditures, projects focused on optimization and automation of the manufacturing process, and projects targeted to reduce greenhouse gas emissions. This measure assumes no deterioration in market conditions during the year and that we are able to proceed with our plans on time and on budget. This estimate is subject to the risks and uncertainties identified in this MD&A.
Expected synergies from the Norbord Acquisition

This measure represents our best estimate of the expected revenue and cost synergies from integrating our operations with Norbord. Synergies are being realized from reduced corporate overhead costs, the optimization of sales and transportation, procurement savings and the sharing of operational best practices. This measure assumes we are able to realize the aforementioned anticipated revenue and cost synergies from integrating our operations with Norbord. This estimate is subject to the risks and uncertainties identified in this MD&A.

Glossary of Key Terms

We use the following terms in this MD&A:

Term	Description
2023 Notes	Norbord’s 6.25% senior notes due April 2023
2027 Notes	Norbord’s 5.75% senior notes due July 2027
AAC	Annual allowable cut
ADD	Antidumping duty
Angelina	Angelina Forest Products LLC
Angelina Acquisition	Acquisition of Angelina Forest Products LLC on December 1, 2021
AR	Administrative Review by the USDOC
B.C.	British Columbia
BCTMP	bleached chemithermomechanical pulp
CAD or CAD$	Canadian dollars
CEO	President and Chief Executive Officer
CFO	Vice-President, Finance and Chief Financial Officer
CGU	Cash generating unit
COSO	Committee of Sponsoring Organizations of the Treadway Commission
Crown timber	Timber harvested from lands owned by a provincial government
CVD	Countervailing duty
EDGAR	Electronic Data Gathering, Analysis and Retrieval System
ESG	Environmental, social and governance
EWP	Engineered wood products
GHG	Greenhouse gas
IFRS	International Financial Reporting Standards as issued by the International Accounting Standards Board
LVL	Laminated veneer lumber
MDF	Medium-density fibreboard
NA	North America
NA EWP	North America engineered wood products
NBSK	Northern bleached softwood kraft pulp
NCIB	Normal course issuer bid
NI 52-109	National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings
Norbord	Norbord Inc.
Norbord Acquisition	Acquisition of Norbord completed February 1, 2021
Norbord Notes	2023 Notes and 2027 Notes

Exhibit 99.3

NYSE	New York Stock Exchange
OSB	Oriented strand board
POI	Period of investigation in respect of an USDOC administrative review
PPE	Property, plant, and equipment
Q1-21 or Q1-20	three months ended March 31, 2021 or 2020 and for balance sheet amounts as at March 31, 2021 or 2020
Q2-21 or Q2-20	three months ended June 30, 2021 or 2020 and for balance sheet amounts as at June 30, 2021 or 2020
Q3-21 or Q3-20	three months ended September 30, 2021 or 2020 and for balance sheet amounts as at September 30, 2021 or 2020
Q4-21 or Q4-20	three months ended December 31, 2021 or 2020 and for balance sheet amounts as at December 31, 2021 or 2020
SEDAR	System for Electronic Document Analysis and Retrieval
SIB	Our substantial Issuer bid completed in August 2021
SOX	Section 404 of the Sarbanes-Oxley Act
SPF	Spruce/pine/balsam fir lumber
SYP	Southern yellow pine lumber
TSX	Toronto Stock Exchange
U.K.	United Kingdom
U.S.	United States
USD or $ or US$	United States Dollars
USDOC	United States Department of Commerce
USITC	United States International Trade Commission
YTD-20	Year to date for year ended December 31, 2020
YTD-21	Year to date for year ended December 31, 2021
Forward-Looking Statements

This MD&A includes statements and information that constitutes “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward-looking statements”). Forward-looking statements include statements that are forward-looking or predictive in nature and are dependent upon or refer to future events or conditions. We use words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could” to identify these forward-looking statements. These forward-looking statements generally include statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of West Fraser and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods.

Forward-looking statements included in this MD&A include references to:

Discussion	Forward-Looking Statements
Corporate Strategy	our corporate strategy and objectives to maintain a strong balance sheet and liquidity profile, to maintain a leading cost position and to return capital to shareholders
Recent Developments – Severe Weather and Flooding in B.C.	the timing of when full transportation services will resume or when the backlogs resulting from the interruptions will be cleared
Recent Developments – B.C. Old-Growth Deferrals	the impact of the “old growth” logging deferral in British Columbia
Discussion & Analysis of Annual Results by Product Segment - Lumber Segment - Softwood Lumber Dispute	administrative review commencement, adjustment of export duty rates and proceedings related to duty rates
Business Outlook – Markets	market conditions, demand for our products, impacts of interest rates and transportation constraints

Exhibit 99.3

Business Outlook – Operations	production levels, projected lumber shipments, including the ability to recapture lost 2021 production and shipments in 2022, projected OSB shipments, operating costs, expected synergies from Norbord integration, and the timing for resumption of full transportation services
Business Outlook – Cash Flows	projected cash flows in connection with capital expenditures, Dudley and Chambord ramp-ups, dividends and share repurchases
Estimated Earnings Sensitivity to Key Variables	impact of changes in prices and foreign exchange rate on the impact of our earnings
Capital Expenditures	expected production for Dudley plant, Chambord plant, expected capital expenditures, including investment in Allendale OSB plant, and expected project paybacks
Liquidity and Capital Resource Measures	continued access to our available liquidity and credit facilities and anticipated income tax payments relating to 2021
Critical Accounting Estimates and Judgments	estimates and judgements as to administrative review commencement, adjustment of export duty rates and proceedings related to duty rates

By their nature, these forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts, and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:

•assumptions in connection with the economic and financial conditions in the U.S., Canada, U.K., Europe and globally and consequential demand for our products;
•risks inherent to product concentration and cyclicality;
•effects of competition and product pricing pressures, including continued access to log supply and fibre resources at competitive prices and the impact of third-party certification standards;
•effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices and the impact of third-party certification standards;
•availability of transportation services, including truck and rail services, and port facilities, and impacts on transportation services from wildfires and severe weather events;
•various events that could disrupt operations, including natural, man-made or catastrophic events including wildfires and any state of emergency and/or evacuation orders issued by governments and ongoing relations with employees;
•risks inherent to customer dependence;
•impact of future cross border trade rulings or agreements;
•implementation of important strategic initiatives and identification, completion and integration of acquisitions;
•impact of changes to, or non-compliance with, environmental or other regulations;
•the impact of the COVID-19 pandemic on our operations and on customer demand, supply and distribution and other factors
•government restrictions, standards or regulations intended to reduce greenhouse gas emissions;
•changes in government policy and regulation, including against taken by the Government of British Columbia pursuant to recent amendments to forestry legislation and initiatives to defer logging of forests deemed “old growth” and the impact of these actions on our timber supply;
•impact of weather and climate change on our operations or the operations or demand of its suppliers and customers;
•ability to implement new or upgraded information technology infrastructure;
•impact of information technology service disruptions or failures;
•impact of any product liability claims in excess of insurance coverage;
•risks inherent to a capital intensive industry;
•impact of future outcomes of tax exposures;
•potential future changes in tax laws, including tax rates;
•effects of currency exposures and exchange rate fluctuations;
•future operating costs;
•availability of financing, bank lines, securitization programs and/or other means of liquidity;
•continued integration of the Norbord business;
•continued access to timber supply in the traditional territories of Indigenous Nations;
•the risks and uncertainties described above in this MD&A; and
•other risks detailed from time-to-time in our annual information forms, annual reports, MD&A, quarterly reports and material change reports filed with and furnished to securities regulators

In addition, actual outcomes and results of these statements will depend on a number of factors including those matters described under “Risks and Uncertainties” and may differ materially from those anticipated or projected. This list of

Exhibit 99.3
important factors affecting forward‑looking statements is not exhaustive and reference should be made to the other factors discussed in public filings with securities regulatory authorities. Accordingly, readers should exercise caution in relying upon forward‑looking statements and we undertake no obligation to publicly update or revise any forward‑looking statements, whether written or oral, to reflect subsequent events or circumstances except as required by applicable securities laws.
Additional Information

Additional information on West Fraser, including our Annual Information Form and other publicly filed documents, is available on the Company’s website at www.westfraser.com, on SEDAR at www.sedar.com and on the EDGAR section of the SEC website at www.sec.gov/edgar.shtml.

Where this MD&A includes information from third parties, we believe that such information (including information from industry and general publications and surveys) is generally reliable. However, we have not independently verified any such third-party information and cannot assure you of its accuracy or completeness.